Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL. REDACTED INFORMATION IS INDICATED BY [***]

EQUITY PURCHASE AGREEMENT

AND

AGREEMENT AND PLAN OF MERGER

dated as of

December 19, 2021

by and among

SONOCO PRODUCTS COMPANY,

MAGNET MERGER SUB LLC,

BALL METALPACK HOLDING, LLC,

PE SPRAY HOLDINGS, L.P.,

and

PLATINUM EQUITY ADVISORS, LLC

TABLE OF CONTENTS

Schedules

Schedule 1.1	—	Permitted Liens
Schedule 1.3	—	Knowledge Parties
Schedule 3.2(c)	—	Payoff Debt
Schedule 4.2	—	Subsidiaries
Schedule 4.4	—	No Conflict
Schedule 4.5	—	Governmental Authorities; Consents
Schedule 4.6	—	Capitalization of the Company
Schedule 4.7	—	Capitalization of Subsidiaries of the Company
Schedule 4.8	—	Financial Statements
Schedule 4.9	—	Undisclosed Liabilities
Schedule 4.10	—	Litigation and Proceedings
Schedule 4.11	—	Legal Compliance
Schedule 4.12	—	Material Contracts
Schedule 4.13	—	Company Benefit Plans
Schedule 4.14	—	Labor Relations
Schedule 4.15	—	Taxes
Schedule 4.16	—	Brokers’ Fees
Schedule 4.17	—	Insurance
Schedule 4.18	—	License, Permits and Authorizations
Schedule 4.19	—	Tangible Personal Property
Schedule 4.20	—	Real Property
Schedule 4.21	—	Intellectual Property
Schedule 4.22	—	Environmental Matters
Schedule 4.23	—	Absence of Changes
Schedule 4.24	—	Affiliate Matters
Schedule 4.25	—	Customers and Suppliers
Schedule 4.26	—	Data Protection
Schedule 4.27	—	Holding Companies
Schedule 5.1	—	Blocker Organization; Operation
Schedule 5.2	—	Due Authorization

v

Schedule 5.3	—	No Conflict
Schedule 5.4	—	Governmental Authorities; Consents
Schedule 5.5	—	Capitalization; Title to Blocker
Schedule 5.6	—	Litigation and Proceedings
Schedule 5.7	—	Brokers’ Fees
Schedule 5.8	—	Blocker Taxes
Schedule 7.1	—	Conduct of Business
Schedule 7.4	—	Termination of Certain Agreements
Schedule 8.3	—	Employment Matters

Annexes

Annex A	—	Form of Certificate of Merger
Annex B	—	Form of Letter of Transmittal
Annex C	—	Form of Escrow Agreement
Annex D	—	Member Consent
Annex E	—	Form of Support Agreement (Platinum Entities)
Annex F	—	Form of Support Agreement (Ball Entities)

EQUITY PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER

This Equity Purchase Agreement and Agreement and Plan of Merger (this “Agreement”), dated as of December 19, 2021, is entered into by and among Sonoco Products Company, a South Carolina corporation (“Buyer”), Magnet Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Buyer (“Merger Sub”), PE Spray Holdings, L.P., a Delaware limited partnership (“Blocker Seller”), Ball Metalpack Holding, LLC, a Delaware limited liability company (the “Company”), and Platinum Equity Advisors, LLC, a Delaware limited liability company, solely in its capacity as the initial Holder Representative hereunder.

RECITALS

WHEREAS, the parties hereto desire to enter into a series of transactions pursuant to which on the Closing Date (as defined below), and subject to the terms and conditions set forth in this Agreement, Buyer will acquire, directly or indirectly, through an equity purchase and a merger, one hundred percent (100%) of the Membership Interests (as defined below) of the Company;

Ownership

WHEREAS, as of the date hereof, (a) PE Spray I, LLC, a Delaware limited liability company (“Blocker”), owns a portion of the outstanding limited partnership interests of Platinum Equity Capital Spray Partners, L.P., a Delaware limited partnership (“Blocker Intermediary”), and (b) Blocker Intermediary owns a portion of the outstanding limited liability company interests of PE Spray Holding, LLC, a Delaware limited liability company (“Blocker Intermediary 2”);

WHEREAS, Blocker Seller owns 100% of the limited liability company interests of Blocker (the “Blocker Interests”);

Step I – Blocker Restructuring

WHEREAS, prior to the Closing, Blocker Seller will contribute to Blocker, as a capital contribution, any indebtedness of Blocker (including the right to receive any unpaid interest or other amounts with respect to such indebtedness) that is held by Blocker Seller (the “Debt Contribution”);

WHEREAS, on the Closing Date but prior to the Effective Time, Blocker Intermediary 2 will transfer or cause to be transferred to Blocker Intermediary a portion of the Membership Interests held by Blocker Intermediary 2 (the “Blocker Membership Interests”), in redemption of a portion of the membership interests of Blocker Intermediary 2 owned by Blocker Intermediary on the terms and subject to the conditions to be set forth in a Transfer and Redemption Agreement to be entered into between Blocker Intermediary and Blocker Intermediary 2 (the “First Blocker Transfer”);

WHEREAS, on the Closing Date but after the First Blocker Transfer and prior to the Effective Time, Blocker Intermediary will transfer or cause to be transferred to Blocker the Blocker Membership Interests held by Blocker Intermediary, in complete redemption of the limited partnership interests of Blocker Intermediary owned by Blocker on the terms and subject to the conditions to be set forth in a Transfer and Redemption Agreement to be entered into between Blocker and Blocker Intermediary (the “Second Blocker Transfer” and, together with the First Blocker Transfer and the Debt Contribution, the “Blocker Restructuring”);

WHEREAS, on the Closing Date, immediately following the Second Blocker Transfer but prior to the Effective Time, (i) Blocker Intermediary 2 will be a Pre-Closing Holder and be the direct owner of a portion of the Membership Interests, (ii) Blocker will be the direct owner of the Blocker Membership Interests and (iii) the Pre-Closing Holders (other than Blocker Intermediary 2) will collectively be the direct owners of the remainder of the Membership Interests, such that the Membership Interests in clauses (i), (ii) and (iii) collectively constitute 100% of the Membership Interests;

Step II – Blocker Sale

WHEREAS, at the Closing, immediately following the Second Blocker Transfer, but immediately prior to the Effective Time, Buyer will acquire, and Blocker Seller will sell, all of the limited liability company interests of Blocker, upon the terms and subject to the conditions set forth in this Agreement;

Step III –Merger

WHEREAS, the member or the board of directors or managers of each of Buyer, Merger Sub and the Company, as the case may be, have determined that it is in the best interests of their respective equityholders to enter into this Agreement and for the Merger to be consummated and have approved and declared advisable the Merger upon the terms and subject to the conditions of this Agreement and in accordance with the DLLCA (as defined below);

WHEREAS, Buyer, as the sole member of Merger Sub, has determined that it is in the best interests of Merger Sub to enter into this Agreement and for Merger Sub to consummate the Merger (as defined below), and has approved and adopted this Agreement and the Merger by written consent;

WHEREAS, each member of the Company has determined that it is in the best interests of the Company to enter into this Agreement and for the Company to consummate the Merger, and has delivered a written consent in the form attached hereto as Annex D (the “Member Consent”), approving and adopting this Agreement and the Merger in accordance with the DLLCA and the LLC Agreement (as defined below);

WHEREAS, each member of the Company and certain of its Affiliates have concurrently with the execution of this Agreement entered into a support agreement in connection with the Merger in the form attached as Annex E or Annex F, as applicable, agreeing to certain covenants and obligations, including certain restrictive covenants.

WHEREAS, the member or the board of directors or managers of each of Buyer and the Company, as the case may be, have determined that the Merger is in furtherance of and consistent with their respective business strategies and is fair to, and in the best interest of, their respective equityholders; and

WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of Blocker Seller and the Pre-Closing Holders (defined below).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Buyer, Merger Sub, Blocker Seller and the Company agree as follows:

ARTICLE I.
CERTAIN DEFINITIONS

Section 1.1            Definitions. As used herein, the following terms shall have the following meanings:

“2018 Membership Interest Purchase Agreement” has the meaning specified in Section 13.17(a).

“Accounting Principles” means GAAP applied in a manner consistent with the methodologies and principles applied in the preparation of the most recent audited consolidated balance sheet included in the Financial Statements (the “Reference Balance Sheet”); provided, however, that (x) except as set forth in clause (y), the Closing Balance Sheet and the Price Components shall be prepared using the same accounting practices, policies and methodologies used in the preparation of the Reference Balance Sheet and (y) (I) the Closing Balance Sheet and the Price Components shall reflect no changes in reserves (regardless of whether any such reserve is recorded as an offset to a current asset’s carrying value or is included as an accrued liability in the Closing Balance Sheet) from amounts contained in the Reference Balance Sheet, other than changes therein attributable to changes in facts and circumstances occurring after the date of the Reference Balance Sheet, (II) except as provided in clause (V) below or as specified elsewhere in this Agreement (including in the definitions of Price Components), the Closing Balance Sheet and the Price Components shall not give effect to the consummation of the Sale Transaction, including any payments of cash in respect of the Sale Consideration, any discharge of Debt, any payment of Company Transaction Expenses or any financing transactions, in each case, by or at the direction of Buyer or its Affiliates in connection therewith or, after the Effective Time, any dividend or distribution by Blocker or the Surviving Company or other action or omission (or any change in plans or strategy) by Buyer, Blocker, the Surviving Company or any of its Subsidiaries that is not in the ordinary course of business consistent with past practice (other than, in each case, such dividend, distribution, action or omission that was authorized in writing by Blocker or the Company or any Subsidiary of the Company prior to the Effective Time, unless (other than in the case of dividends or distributions declared prior to the Effective Time) authorized at the written direction of Buyer or its Affiliates), (III) the treatment of leases as capital leases or operating leases shall be identical to their treatment in the Reference Balance Sheet unless there has been a change in facts and circumstances after the date of the Reference Balance Sheet that dictates a change from such treatment, (IV) the Closing Balance Sheet and the Price Components shall not reflect any expense or liability for which Buyer is responsible under this Agreement (other than those that Buyer pays or discharges on the Company’s or Blocker’s behalf in accordance with this Agreement) or which is paid or assumed as a Holder Representative Expense, (V) notwithstanding anything else in this Agreement, the Tax items in the Closing Balance Sheet and the Price Components (A) shall take into account any Tax deductions or other Tax benefits generated in connection with the Sale Transaction and the other transactions contemplated by this Agreement, (B) shall reflect the value of all Transaction Tax Benefits, (C) shall be determined in accordance with past Tax reporting practice and (D) shall not reflect any accruals or reserves for contingent Taxes or with respect to uncertain Tax positions and (E) will be determined in accordance with Section 9.4, (VI) the Closing Balance Sheet and Price Components shall be prepared as if 11:59 p.m. (Eastern time) on the Closing Date was the end of an accounting period and a close of the accounting records shall be performed including detailed analysis of prepayments and accruals, cut-off procedures, provisions, and other year-end adjustments, (VII) the Closing Balance Sheet and Price Components shall not reclassify any assets classified as non-current or current assets or liabilities classified as non-current or current liabilities in the Reference Balance Sheet except for any reclassification that may be required as a result of passage of time or due to a change in facts and circumstances, (VIII) Closing Date Debt of the type specified in clauses (a), (d) (to the extent any such letter of credit was issued under a facility that falls within the scope of such clause (a)) and (h) (to the extent relating to either of such clauses (a) or (d)) of the definition of Debt and Closing Date Company Transaction Expenses will be determined in accordance with their respective definitions (and, except as set forth in this clause (VIII), will not otherwise be subject to the Accounting Principles), and (IX) subject to the other terms of this definition, the Closing Balance Sheet and the Price Components shall give regard to facts, circumstances and information available to (including invoices received by) the parties as of the date on which the Closing Balance Sheet and Price Components are delivered to the Holder Representative pursuant to Section 3.4(a).

“Action” means any claim, action, suit, litigation, audit, assessment, arbitration, inquiry, proceeding or investigation, in each case, by or before any Governmental Authority.

“Additional Participation Payment Notice” has the meaning specified in Section 3.2(e).

“Additional Participation Plan Amount” means, with respect to any Additional Participation Payment Notice, the aggregate amount of the payments to be made to the Participants pursuant to the Participation Plan set forth on such Additional Participation Payment Notice.

“Additional Sale Consideration” means (i) with respect to any Membership Interest, a non-transferable right to the applicable portion of the payments, if any, attributable to such Membership Interest to be made to the applicable Pre-Closing Holder or Blocker Seller pursuant to this Agreement (A) in respect of any positive Adjustment Amount or from any release of Escrow Funds, as determined in accordance with Section 3.4, or (B) in respect of any release of funds paid to the Holder Representative in excess of the Holder Representative Expenses in accordance with Section 12.2, and (ii) in the aggregate, the non-transferrable right to all such payments, if any, to be made to Pre-Closing Holders and Blocker Seller as contemplated by clause (i).

“Adjustment Amount” has the meaning specified in Section 3.4(c).

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For the avoidance of doubt, following the Effective Time, Affiliates of Buyer shall include Blocker, the Surviving Company and its Subsidiaries.

“Aggregate Membership Interests” means the aggregate number of Membership Interests outstanding immediately prior to the Effective Time.

“Agreement” has the meaning specified in the preamble hereto.

“Ancillary Agreements” means the Escrow Agreement, the Member Consent and each other agreement, certificate or document referred to in this Agreement or to be executed in connection with any of the transactions contemplated hereby.

“Anti-Corruption Laws” means all Laws relating to bribery or corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended; the UK Bribery Act 2010; and any other applicable anti-bribery or anti-corruption Laws.

“ASC Provisions” means Sections 3.4 and 12.2 of this Agreement, in each case, as applicable to the Additional Sale Consideration.

“Antitrust Authority” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition by any Antitrust Authority.

“Applicable Data Protection Requirements” means all Laws, Contracts, privacy policies or notices of the Company or any of its Subsidiaries, and industry standards or self-regulatory frameworks binding on the Company or any of its Subsidiaries, relating to privacy, data protection or data security.

“Auditor” has the meaning specified in Section 3.4(b).

“Ball License Agreement” has the meaning specified in Section 13.17(a).

“Blocker” has the mean specified in the preamble hereto.

“Blocker Closing Sale Consideration” means the aggregate Closing Date Per Interest Payment Amount attributable to the Blocker Membership Interests.

“Blocker Interests” has the meaning specified in the recitals hereto.

“Blocker Restructuring” has the meaning specified in the recitals hereto.

“Blocker Sale” has the meaning specified in Section 2.1

“Blocker Seller” has the meaning specified in the preamble hereto.

“Bonus Schedule” has the meaning specified in Section 8.3(f).

“Business Day” means any day that is not a Saturday, a Sunday or any day on which the Federal Reserve Bank of New York is closed.

“Buyer” has the meaning specified in the preamble hereto.

“Buyer 401(k) Plan” has the meaning specified in Section 8.3(d).

“Buyer Cure Period” has the meaning specified in Section 11.1(c).

“Buyer Releasee” has the meaning specified in Section 13.17.

“Buyer Releasor” has the meaning specified in Section 13.17.

“Cancelled Interests” has the meaning specified in Section 3.1(a).

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notices 2020-22 and 2020-65), or any other rule or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Authority) and (ii) any extension of, or any amendment, supplement, correction, revision or similar treatment to, any provision of the foregoing contained in the Consolidated Appropriations Act, 2021, H.R. 133.

“Cash” of any Person as of any date means the aggregate cash and cash equivalents of such Person and its Subsidiaries (including the amount of any received but uncleared checks, drafts and wires (to the extent an amount corresponding to each such item has been released from accounts receivable) and excluding the amount of any issued and outstanding checks, drafts and wires), in each case determined in accordance with the Accounting Principles.

“Certificate of Merger” has the meaning specified in Section 2.2.

“Class A Interests” means the Class A voting common membership interests of the Company.

“Class B Interests” means the Class B non-voting common membership interests of the Company.

“Closing” has the meaning specified in Section 2.4.

“Closing Balance Sheet” has the meaning specified in Section 3.4(a).

“Closing Date” has the meaning specified in Section 2.4.

“Closing Date Cash” has the meaning specified in Section 3.4(a).

“Closing Date Company Transaction Expenses” has the meaning specified in Section 3.4(a).

“Closing Date Debt” has the meaning specified in Section 3.4(a).

“Closing Date Net Working Capital” has the meaning specified in Section 3.4(a).

“Closing Date Per Interest Payment Amount” means, with respect to any Membership Interest held by a Pre-Closing Holder or Blocker immediately prior to the Effective Time, the amount equal to (i) the aggregate amount that would be distributed to such Pre-Closing Holder or Blocker in accordance with Section 4.3(b)(ii) of the LLC Agreement with a distribution amount that is equal to the Closing Sale Consideration divided by (ii) the number of Membership Interests held by such Pre-Closing Holder or Blocker immediately prior to the Effective Time.

“Closing Employee Amount” means the aggregate amount of the payments to be made to Participants pursuant to and in accordance with the terms of the Participation Plan, as set forth on the Participant Schedule.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” has the meaning specified in Section 4.14.

“Company” has the meaning specified in the preamble hereto.

“Company 401(k) Plans” has the meaning specified in Section 8.3(d).

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Cure Period” has the meaning specified in Section 11.1(b).

“Company Data” means all data maintained by or on behalf of the Company or any of its Subsidiaries, whether or not in electronic form.

“Company IT Systems” means all IT Systems owned, controlled, relied upon or used by the Company and its Subsidiaries.

“Company Transaction Expenses” means the sum (without duplication) of the liabilities of Blocker and the Company for unpaid amounts of (i) the fees and expenses of professionals (including investment bankers, attorneys, accountants and other consultants and advisors) retained by or on behalf of the Company or its Affiliates (including Blocker) that are payable by Blocker, the Company or its Subsidiaries and were incurred at or prior to the Closing in connection with the sale process or the negotiation, preparation or execution of this Agreement or any Ancillary Agreements or the consummation of the transactions contemplated hereby (provided that the fact that an invoice for any such fees or expenses is received following Closing in and of itself shall not be deemed to mean that such fees or expenses were not incurred at or prior to Closing), and (ii) all amounts payable to current or former employees, directors, and consultants of Blocker, the Company or its Subsidiaries solely as a result of consummating the transactions contemplated by this Agreement pursuant to any change-in-control, transaction or similar bonuses, retention agreements or severance agreements providing for severance payments or benefits upon an employee’s voluntary resignation without “good reason” in the event of any change-in-control transaction, in each case, established by Blocker, the Company or its Subsidiaries prior to Closing (and the employer portion of any Medicare, unemployment or similar (but not social security) Taxes payable with respect thereto and with respect to the Closing Employee Amount), (iii) the Blocker Seller’s and Pre-Closing Holders’ share of the Transfer Taxes pursuant to Section 13.6; provided, however, that “Company Transaction Expenses” shall exclude (A) costs and expenses contemplated to be paid by Buyer or its Affiliates pursuant to this Agreement (other than on behalf of Blocker or the Company pursuant to Section 3.2(c)(ii)(B)), (B) costs and expenses incurred by Blocker, the Company or its Subsidiaries after the Closing, (C) any item included in Debt or Debt Exclusions, (D) costs and expenses resulting from termination of employment after the Effective Time (other than pursuant to a severance agreement described in the foregoing clause (ii)), (E) Holder Representative Expenses, (F) (1) the Closing Employee Amount and (2) any Additional Participation Plan Amount, and, in the case of this sub-clause (F)(2), any payroll Taxes payable in connection therewith, (G) fees payable to the Antitrust Authorities by Buyer in connection with the transactions contemplated by this Agreement pursuant to Section 8.1(f), (H) Buyer’s share of the Transfer Taxes pursuant to Section 13.6 and (I) amounts payable pursuant to Contracts or arrangements entered into at the written request of Buyer or any of its Affiliates (including Blocker, the Company and its Subsidiaries after the Closing) (collectively, “Expenses Exclusions”).

“Confidentiality Agreement” has the meaning specified in Section 13.10.

“Constituent Companies” has the meaning specified in Section 2.2.

“Continuing Employees” has the meaning specified in Section 8.3(a).

“Contract Manufacturing Agreement” has the meaning specified in Section 13.17(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, licenses and purchase orders, whether written or oral.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or other mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines, Governmental Order or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Debt” of any Person as of any date means (a) all indebtedness of such Person and its consolidated Subsidiaries (i) for borrowed money or (ii) evidenced by bonds, debentures, notes or similar instruments, together with accrued and unpaid interest thereon, required to be reflected as indebtedness on a consolidated balance sheet of such Person and its consolidated Subsidiaries prepared in accordance with GAAP as of such date, (b) all capitalized lease obligations of such Person and its consolidated Subsidiaries as of such date, (c) all obligations of such Person and its consolidated Subsidiaries as of such date for the deferred purchase price of property or goods (other than trade payables incurred in the ordinary course of business), (d) all reimbursement obligations of such Person and its consolidated Subsidiaries as of such date under outstanding letters of credit, (e) all Pre-Closing Income Taxes, (f) all obligations of such Person and its consolidated Subsidiaries in respect of any accrued or deferred unpaid distributions with respect to Membership Interests (other than Blocker Membership Interests) or limited liability company interests in Blocker, (g) obligations of such Person and its consolidated Subsidiaries for accrued and unpaid severance or payments relating to terminations of employment occurring prior to the Closing, (h) all obligations of such Person and its consolidated Subsidiaries for premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid in respect of any of the foregoing on prepayment, (i) any unpaid management fees, expenses and other amounts payable by the Company under the Corporate Advisory Services Agreement, dated as of July 31, 2018, by and between Ball Metalpack, LLC and the Holder Representative and (j) all obligations of such Person and its consolidated Subsidiaries under guaranties of any of the obligations described in clauses (a)-(i), in the case of each of the clauses of this definition determined in accordance with the Accounting Principles; provided that Debt shall not include (x) undrawn letters of credit and reimbursement obligations in respect of undrawn letters of credit, (y) any liabilities related to inter-company debt between Blocker, the Company and one or more of its Subsidiaries and (z) any premium, penalty, breakage costs, change of control payment or similar payment, or fees and expenses in connection with repayment, with respect to items included in the Debt (other than pursuant to clauses (a) or (d) of this definition) to the extent such items are not required by their terms (or by the terms of this Agreement) to be repaid in full at the Effective Time (clauses (x) through (z) collectively, the “Debt Exclusions”).

“Debt Commitment Letter” has the meaning specified in Section 6.6(a).

“Debt Contribution” has the meaning specified in the recitals hereto.

“Debt Documents” has the meaning specified in Section 8.7(a).

“Debt Exclusions” has the meaning specified in the definition of “Debt”.

“Debt Financing” has the meaning specified in Section 6.6(a).

“Debt Financing Purpose” has the meaning specified in Section 6.6(a)

“Debt Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing, including the parties named in Section 6.6, and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided, however, that neither Buyer nor any of its Subsidiaries is a Debt Financing Source.

“Deficit Amount” has the meaning specified in Section 3.4(d).

“Designated Person” has the meaning specified in Section 13.18(a).

“Determination Date” has the meaning specified in Section 3.4(b).

“Disputed Items” has the meaning specified in Section 3.4(b).

“Disputed Items Fraud” means, with respect to a party, actual and intentional common law fraud under Delaware Law by such party with the intent to deceive solely with respect to the provision of information in connection with the resolution of Disputed Items under Section 3.4(b). For the avoidance of doubt, “Disputed Items Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness.

“Distribution Waterfall” means a schedule delivered by the Holder Representative pursuant to this Agreement setting forth for each Pre-Closing Holder and Blocker Seller, as of immediately prior to the Effective Time after giving effect to the Blocker Restructuring, (i) the number and type of Membership Interests held by such Person or the Blocker Membership Interests with respect to Blocker Seller, (ii) the Closing Date Per Interest Payment Amount for the Membership Interests held by such Person or the Blocker Membership Interests with respect to Blocker Seller, (iii) the portion of the Closing Sale Consideration payable to such Person in connection with the Closing, both in the aggregate and separated between the portion of Closing Sale Consideration attributable to Membership Interests held by such Person or the Blocker Membership Interests with respect to the Blocker Seller and (iv) the Fully-Diluted Percentage of such Pre-Closing Holder or Blocker (in the case of Blocker Seller).

“DLLCA” has the meaning specified in Section 2.2.

“Effective Time” has the meaning specified in Section 2.4.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials or the protection of the environment, as in effect on and as interpreted as of the date hereof.

“ERISA” has the meaning specified in Section 4.13(a).

“Escrow Agent” has the meaning specified in Section 3.2(c).

“Escrow Agreement” has the meaning specified in Section 9.2.

“Escrow Amount” means an amount equal to $15,000,000.

“Escrow Funds” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Escrow Amount in accordance with the Escrow Agreement, including any amount of interest actually earned.

“Estimated Closing Date Cash” has the meaning specified in Section 3.3.

“Estimated Closing Date Debt” has the meaning specified in Section 3.3.

“Estimated Closing Date Net Working Capital” has the meaning specified in Section 3.3.

“Estimated Company Transaction Expenses” has the meaning specified in Section 3.3.

“Estimated Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (i) Estimated Closing Date Net Working Capital, minus (ii) $140,000,000.

“Estimated Price Components” has the meaning specified in Section 3.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Existing Representation” has the meaning specified in Section 13.18(a).

“Expenses Exclusions” has the meaning specified in the definition of “Company Transaction Expenses”.

“Financial Statements” has the meaning specified in Section 4.8.

“Fraud” means, with respect to a party, actual and intentional common law fraud under Delaware Law by such party with the intent to deceive solely with respect to a representation or warranty in this Agreement that involves a knowing and intentional misrepresentation or omission by such party. For the avoidance of doubt, “Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness.

“Fully-Diluted Percentage” means, with respect to any Pre-Closing Holder or the Blocker Seller, a ratio (expressed as a percentage) equal to (x) the number of Membership Interests held by such holder immediately prior to the Effective Time (or, in the case of Blocker Seller, the number of Blocker Membership Interests held by Blocker immediately prior to the Effective Time), divided by (y) the Aggregate Membership Interests.

“Funding Amount” has the meaning specified in Section 3.2.

“GAAP” means United States generally accepted accounting principles, consistently applied, as they exist at the time of execution of this Agreement (or in reference to financial statements of the Company of an earlier date, as in effect as of such date) and as applicable to the Company as a private company.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, arbitrational tribunal or stock exchange.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Guarantorco” has the meaning specified in Section 4.27.

“Hazardous Material” means any substance, material or waste that is listed, classified or regulated by a Governmental Authority as a “toxic substance”, “hazardous substance”, “hazardous material” or words of similar meaning and regulatory effect in relation to protection of the environmental or human health (in relation to exposure to such substances, materials or wastes).

“Holder Representative” has the meaning specified in Section 12.1.

“Holder Representative Expenses” has the meaning specified in Section 3.5.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnification Obligation” has the meaning specified in Section 8.2.

“Indemnified Persons” has the meaning specified in Section 8.2.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following anywhere in the world, whether registered or unregistered: (i) inventions (whether or not patentable), patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) and design rights; (ii) trademarks, service marks and trade names, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks, together with all goodwill associated therewith; (iii) works of authorship, copyrights and moral rights; (iv) internet domain names and accounts; (v) trade secrets, know-how, industrial designs, processes, formulae, methods, techniques, models and other confidential or proprietary information; (vi) rights in computer software, databases and data collections; (vii) any other similar intellectual property or proprietary rights; and (viii) all registrations and applications for any of the foregoing.

“IT Systems” means all information technology and computer systems, including software, computer hardware, electronic data processing and information and communications systems, relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by the Company or any of its Subsidiaries.

“Lender” has the meaning specified in Section 6.6(a).

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Lien” means any mortgage, deed of trust, pledge, exclusive license, hypothecation, encumbrance, security interest or other lien or transfer restriction of any kind.

“LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 30, 2019, by and among the Company and the other Persons party thereto, as amended on January 14, 2020.

“Majority Holders” has the meaning specified in Section 12.1.

“Material Adverse Effect” means, (i) with respect to the Company, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of the Company: (A) any change in Law, accounting standards or principles (including GAAP) or any guidance relating thereto or published interpretation thereof, (B) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, currency, financial, commodities, securities or banking markets), (C) any change generally affecting any of the industries in which the Company or any of its Subsidiaries operates or the economy as a whole, (D) the announcement or the execution of this Agreement or the consummation of the Sale Transaction or (other than compliance with Section 7.1) the performance of this Agreement in accordance with its terms, including losses or threatened losses of employees, customers, vendors, distributors or others having relationships with the Company or any of its Subsidiaries as a result thereof (provided, that this clause (D) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 4.4, Section 4.5, Section 5.4 and Section 5.5) or with respect to the condition to Closing contained in Section 10.2(a), to the extent it relates to such representations and warranties), (E) any action taken or not taken at the written request of Buyer or Merger Sub, (F) any natural disaster, (G) any acts of terrorism, sabotage, war, the outbreak or escalation of hostilities, weather conditions, change in geopolitical conditions, public health event, pandemic (including COVID-19), epidemic, disease outbreak or other force majeure events, in each case, including any worsening thereof (including any actions taken or omitted as reasonably necessary in response to COVID-19 Measures), (H) any failure of the Company or its Subsidiaries to meet any projections or forecasts, provided that this clause (H) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), or (I) the fact that the prospective owner of the Company is Buyer or an Affiliate of Buyer; except, in the case of clauses (A), (B), (C), (F) and (G) above, to the extent that any such change, condition, event or effect has a disproportionate and adverse effect on the business of the Company and its Subsidiaries (taken as a whole) relative to other similarly situated businesses in the industries in which the Company and its Subsidiaries operate, and (ii) with respect to Buyer or Merger Sub, any material adverse effect on the ability of Buyer or Merger Sub, in a reasonably timely manner, to perform its obligations under or to consummate the transactions contemplated by this Agreement.

“Material Leased Real Property” means all Leased Real Property, the lease of which provides for annual rental payments in excess of $200,000.

“Membership Interests” means the Class A Interests and Class B Interests.

“Merger” has the meaning specified in Section 2.2.

“Merger Sub” has the meaning specified in the preamble hereto.

“Midco” has the meaning specified in Section 4.27.

“Multiemployer Plan” has the meaning specified in Section 4.13(a).

“Net Working Capital” as of any date shall mean (i) the sum, without duplication, of (a) the consolidated current assets of Blocker, the Company and its Subsidiaries as of such date (excluding (x) Cash and (y) deferred Tax assets) and (b) the value of the Transaction Tax Benefits, minus (ii) the consolidated current liabilities of Blocker, the Company and its Subsidiaries as of such date (excluding (u) any Closing Employee Amount and any payroll Taxes payable in connection therewith, (v) Company Transaction Expenses and Expense Exclusions, (w) Debt and Debt Exclusions, (x) deferred Tax liabilities, (y) Holder Representative Expenses and (z) [***]), in each case, as calculated in accordance with the Accounting Principles. For purposes of calculating Net Working Capital (including the determination of the value of the Transaction Tax Benefits), it shall be assumed that Blocker, the Company and its Subsidiaries elect under Internal Revenue Service Revenue Procedure 2011-29 to deduct seventy percent (70%) of any success-based fees (within the meaning of Treasury Regulations Section 1.263(a)-5(f)) paid in connection with the transactions contemplated by this Agreement.

“Other Indemnitors” has the meaning specified in Section 8.2.

“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries.

“Participant” means a Person who has received a grant under the Participation Plan, each of whom is listed on the Participant Schedule.

“Participant Schedule” has the meaning specified in Section 3.2(d).

“Participation Plan” means the Ball Metalpack Holding, LLC 2018 Participation Plan.

“Payment Date” has the meaning specified in Section 3.2(e).

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens with respect to any amounts not yet delinquent or which are being contested in good faith through (if then appropriate) appropriate proceedings and for which adequate reserves have been established, (ii) Liens for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) Liens securing rental payments under capital lease agreements, (iv) Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record or (B) would be disclosed by a current, accurate survey or physical inspection of such real property, in each case, that do not materially interfere with the present uses of such real property, (v) to the extent terminated in full in connection with the payment of Debt at the Closing pursuant to Section 3.2(c), Liens securing payment, or any other obligations, of Blocker, the Company or its Subsidiaries with respect to such Debt, (vi) Liens constituting a lease, sublease, license, sublicense or occupancy agreement that gives any third party any right to occupy any real property, (vii) Liens expressly referred to in the Financial Statements and (viii) Liens described on Schedule 1.1.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any information that relates to an identified or identifiable individual or household, including, but not limited to, name, address, telephone number, email address, username, photograph, government-issued identifier, unique device identifier, or any other data used or intended to be used to identify, contact, or precisely locate an individual.

“Post-Closing Matters” has the meaning specified in Section 13.18(a).

“Post-Closing Representation” has the meaning specified in Section 13.18(a).

“Pre-Closing Designated Persons” has the meaning specified in Section 13.18(b).

“Pre-Closing Holders” means (other than Blocker) all Persons who hold one or more Membership Interests immediately prior to the Effective Time, after giving effect to the Blocker Restructuring.

“Pre-Closing Privileges” has the meaning specified in Section 13.18(b).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date (or the portion of any Straddle Period ending on the Closing Date).

“Pre-Closing Income Taxes” means any current unpaid income Taxes of the Blocker, the Company and any of their Subsidiaries, in each case, for any Pre-Closing Tax Period (including, for any Straddle Period, the portion of such Straddle Period ending on the Closing Date), which shall be determined by taking into account any carryforwards, credits, overpayments and other Tax attributes and by taking into account any income Tax payments (including estimated Tax payments and any other prepayments) made by or on behalf of Blocker, the Company and their Subsidiaries and which shall be determined after giving effect to the Blocker Restructuring. For the avoidance of doubt, Pre-Closing Income Taxes shall not include any liabilities that are allocated to or otherwise “pass through” to the Pre-Closing Holders.

“Price Components” has the meaning specified in Section 3.4(a).

“Prior Company Counsel” has the meaning specified in Section 13.18(a).

“Reference Balance Sheet” has the meaning specified in the definition of Accounting Principles.

“Related Party Contract” means, except for (a) the Company Benefit Plans, (b) Contracts relating to labor and employment matters set forth on Schedule 4.14, (c) Contracts between or among the Company and any of its Subsidiaries and (d) Contracts entered into on an arm’s length basis and in the ordinary course of business between the Company or any of its Subsidiaries, on the one hand, and the direct or indirect portfolio companies of investment funds advised or managed by Platinum Equity Advisors, LLC or any of its Affiliates, on the other hand, any Contract between the Company or any of its Subsidiaries, on the one hand, and on the other hand, any (i) present or former officer, director or equityholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any Affiliate of any of the foregoing, or (ii) Affiliate of the Company (excluding, in the case of clauses (i) and (ii), the Company and its Subsidiaries).

“Remedies Exception” has the meaning specified in Section 4.3.

“Sale Consideration” has the meaning specified in Section 3.1(d).

“Sanctions Target” means (i) any Person listed on any prohibited or designated persons list maintained by Canada (including any persons designated under Canadian federal law and regulations, including those administered by Global Affairs Canada and the Department of Public Safety Canada), the United States (including, without limitation, OFAC’s List of “Specially Designated Nationals”), the United Nations Security Council, the United Kingdom (including the Consolidated List of Asset Freeze Targets), the European Union or any Member State thereof (including the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions), or any equivalent list maintained by an applicable Governmental Authority; (ii) any Person owned or controlled by, or acting on behalf of, any of the foregoing; (iii) any Person operating, located, organized or resident in a country or territory that is the target of comprehensive trade sanctions or other Trade Controls Laws (presently in the United States, the following countries or regions: Iran, Cuba, North Korea, Syria, and the Crimea Region of Ukraine); or (iv) any Person otherwise targeted under any Trade Controls Laws.

“Schedules” has the meaning specified in the first sentence of Article IV.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” has the meaning specified in Section 4.13(a).

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Company” has the meaning specified in Section 2.2(b).

“Tax Returns” means any return, declaration, report, statement, information statement or other similar document filed or required to be filed with a Governmental Authority with respect to Taxes, including any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, local, foreign or other Tax, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, windfall profits, environmental, premium, customs, duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, worker’s compensation, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, net worth, or estimated tax, and including any interest, penalty, or addition thereto.

“Terminating Buyer Breach” has the meaning specified in Section 11.1.

“Terminating Company Breach” has the meaning specified in Section 11.1(b).

“Termination Date” has the meaning specified in Section 11.1(b).

“Trade Controls Laws” means any export control or economic sanctions Laws and regulations issued by Canada, the United States, the United Nations Security Council, the United Kingdom, or the European Union (including any Member State thereof), including all applicable Laws, regulations and Executive Orders administered by the U.S. State Department, U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (including, without limitation, the Trading With the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the United Nations Participation Act, and the Syria Accountability and Lebanese Sovereignty Act, all as amended, regulations found at Title 31, Subtitle B, Chapter 5 of the U.S. Code of Federal Regulations (C.F.R.) and any enabling legislation or executive order relating to any of the above), or the U.S. Department of Commerce, including the Export Administration Regulations.

“Transaction Tax Benefits” means all Tax deductions and other Tax benefits, including all Tax deductions and other Tax benefits resulting from or attributable to (i) unamortized financing costs of Blocker, the Company or its Subsidiaries, (ii) any out-of-pocket fees and expenses (whether or not yet invoiced), incurred by, or on behalf of, or to be paid by, Blocker, the Company or any of its Subsidiaries in connection with the sale process or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreement contemplated hereby or the performance or consummation of the transactions contemplated hereby, (iii) repayment of Blocker’s, the Company’s and its Subsidiaries’ existing indebtedness pursuant hereto, (iv) payment of the Closing Employee Amount, the Additional Participation Plan Amount, or any other amounts payable pursuant to the Participation Plan (and any employer, payroll, or social security Taxes payable with respect thereto), and (v) any transaction or similar bonuses, change in control payments, retention agreements, severance agreements providing for severance payments or benefits upon an employee’s voluntary resignation without “good reason” in the event of any change-in-control transaction or other compensatory payments, in each case, made by Blocker, the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement (and any employer, payroll, or social security Taxes payable with respect thereto). For purposes of determining the value of the Transaction Tax Benefits, (w) in order to prevent duplication, such value shall not include such Tax deductions or other Tax benefits that were allocated to the Pre-Closing Tax Period and already taken into account to reduce the amount of Pre-Closing Income Taxes, (x) the value of any deductions or net operating losses shall be equal to (A) without duplication, the aggregate amount of such deductions or net operating losses (determined on a jurisdiction-by-jurisdiction basis in the jurisdiction where the relevant deduction or net operating loss may be claimed), multiplied by (B) the highest overall marginal corporate income Tax rate in the jurisdiction where the relevant deduction or net operating loss may be claimed for the taxable period that includes the Closing Date; and (y) the value of any Tax credits or similar Tax benefits shall be equal to the value of such credits or similar Tax benefits, assuming full utilization of the applicable Tax credit or other benefit by the Blocker, the Company or its applicable Subsidiary, as the case may be. Notwithstanding the foregoing, the term “Transaction Tax Benefits” shall not include any deductions, net operating losses, or other Tax benefits that are allocated to (and “pass through” to) the Pre-Closing Holders for the applicable income Tax purposes for a Pre-Closing Tax Period (as opposed to being allocated to the Blocker or otherwise used by the Blocker, the Company or their Subsidiaries).

“Transfer Taxes” has the meaning specified in Section 11.1.

Section 1.2            Construction.

(a)            Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article”, “Section”, “Schedule” or “Annex” refer to the specified Article or Section of, or Schedule or Annex to, this Agreement; (v) the word “including” shall mean “including, without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)            Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)            Unless the context of this Agreement otherwise requires, references to statutes shall include all rules and regulations promulgated thereunder.

(d)            The language used in this Agreement shall be deemed to be the language chosen jointly by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and any such period shall exclude the date specified as the beginning of the period and shall conclude at 5:00 pm (Eastern Time) on the final day of such period.

(f)             The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(g)            All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h)            All amounts payable pursuant to this Agreement shall be paid in U.S. dollars, and all references to “$” or “dollars” shall mean the lawful currency of the United States of America.

(i)              All references to information or documents having been “made available” (or words of similar import) shall mean such items or documents that have been made available to Buyer or its representatives in the electronic data room maintained by the Company for Project Magnet, or provided directly (including via email) to Buyer or its representatives, in each case, prior to and through the date and time of execution of this Agreement.

Section 1.3            Knowledge. As used herein, the phrase “to the knowledge” of any party shall mean the actual knowledge of, in the case of the Company, the individuals set forth on Schedule 1.3, and in the case of all other Persons, such Person’s directors and executive officers.

ARTICLE II.
SALE TRANSACTION; CLOSING

Section 2.1            Blocker Sale. At the Closing, after giving effect to the Blocker Restructuring and immediately prior to the Effective Time, Buyer shall purchase from Blocker Seller, and Blocker Seller shall sell to Buyer, all of its right, title and interest in and to the Blocker Interests, free and clear of all Liens, other than restrictions arising from applicable securities Laws, in exchange for (i) the payment of the Blocker Closing Sale Consideration by Buyer to Blocker Seller by wire transfer of immediately available funds to the account(s) designated by Blocker Seller at least two (2) Business Days prior to the Closing and (ii) the subsequent payment of the applicable portion of the Additional Sale Consideration, if any, in accordance with the ASC Provisions and subject to Section 3.2(e) (the transactions described in this Section 2.1, the “Blocker Sale”).

Section 2.2            The Merger.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), Buyer, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Companies”) shall cause Merger Sub to be merged with and into the Company effective as of the Effective Time, with the Company being the surviving company (the “Merger” and, together with the Blocker Sale, the “Sale Transaction”). The Merger shall be consummated at the Effective Time in accordance with this Agreement and evidenced by a certificate of merger relating to the Merger in substantially the form of Annex A (the “Certificate of Merger”).

(b)            Upon consummation of the Merger, the separate limited liability company existence of Merger Sub shall cease and the Company, as the surviving company of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”), shall continue its limited liability company existence under the DLLCA as a wholly owned subsidiary of Buyer, including through the Membership Interests held indirectly by Buyer through its ownership of Blocker.

Section 2.3            Effects of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the foregoing, the Surviving Company shall thereupon and thereafter possess all of the rights, property, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Companies, and shall become subject to all the debts, restrictions, disabilities and duties of each of the Constituent Companies.

Section 2.4            Closing; Effective Time. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by the clauses (a) through (c) below (collectively, the “Closing”) shall take place at the offices of Latham & Watkins LLP, 555 Eleventh Street, NW, Washington, DC 20004, at 10:00 a.m. (Eastern time) or remotely through exchange of documents and signatures on the date that is three (3) Business Days after the date on which all conditions set forth in Section 10.1 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other time and place as Buyer and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. Subject to the satisfaction or waiver of all of the conditions set forth in Article X, and provided this Agreement has not theretofore been terminated pursuant to its terms, (a) on the Closing Date, Blocker Seller shall, and shall cause its Affiliates to, consummate the Blocker Restructuring, (b) as soon as practicable following the consummation of the Blocker Restructuring but on the Closing Date, Buyer and Blocker Seller shall consummate the Blocker Sale and (c) as soon as practicable following the consummation of the Blocker Sale but on the Closing Date, Buyer, Merger Sub and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the applicable provisions of the DLLCA. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Buyer and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 2.5            Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.

(a)            At the Effective Time, the certificate of formation of the Company shall be amended and restated in its entirety as of the Effective Time to read in its entirety in the form of the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time and shall become the certificate of formation of the Surviving Company (except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name), until thereafter amended in accordance with the applicable provisions of the DLLCA and such certificate of formation; provided that any such amendment shall be subject to the provisions of Section 8.2.

(b)            The parties hereto shall take all actions necessary so that the limited liability company agreement of the Company in effect immediately prior to the Effective Time shall, from and after the Effective Time, be amended in its entirety in the form of the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time (except that (i) in any event such amended limited liability company agreement must comply with Section 8.2 and (ii) all references to the name of Merger Sub shall be changed to refer to the name of the Company), until thereafter amended in accordance with the applicable provisions of the DLLCA, the certificate of formation of the Surviving Company and such limited liability company agreement; provided that any such amendment shall be subject to the provisions of Section 8.2.

Section 2.6            Directors and Officers of the Surviving Company.

(a)            The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

(b)            The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

ARTICLE III.
EFFECTS OF THE MERGER ON THE MEMBERSHIP INTERESTS; sale consideration

Section 3.1            Conversion of Membership Interests; Sale Consideration.

(a)            At the Effective Time, by virtue of the Merger and without any further action on the part of any equityholder of the Company, Buyer or Merger Sub, each Membership Interest held directly by Buyer, Merger Sub, or the Company in treasury or otherwise, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered or receivable in exchange therefor (such interests, “Cancelled Interests”). At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company, any holder of Membership Interests (other than compliance with Section 3.2(b) by the applicable holder) or any other Person, each Membership Interest issued and outstanding immediately prior to the Effective Time (other than the Cancelled Interests and Blocker Membership Interests) shall thereupon be canceled and converted into and become the right to receive (i) the applicable Closing Date Per Interest Payment Amount and (ii) the Additional Sale Consideration (if any), as determined and paid (in the case of this clause (ii)) in accordance with the ASC Provisions and subject to Section 3.2(e).

(b)            At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub or any other Person, the Blocker Membership Interests shall be converted into an equal number of limited liability company interests of the Surviving Company.

(c)            At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub or any other Person, the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into an aggregate number of limited liability company interests in the Surviving Company equal in number to the Membership Interests cancelled pursuant to Section 3.1(a).

(d)            The “Sale Consideration” shall consist of (i) $1,350,000,000 in cash, plus (A) the Estimated Net Working Capital Adjustment Amount, less (B) the Estimated Closing Date Debt, plus (C) the Estimated Closing Date Cash, less (D) the Estimated Company Transaction Expenses, less (E) the amount of Holder Representative Expenses paid by Buyer to the Holder Representative at Closing in accordance with Section 3.5, less (F) the Closing Employee Amount, less (G) the Escrow Amount (such amount determined by this clause (i), prior to the adjustments set forth in Section 3.4, the “Closing Sale Consideration”), plus (ii) subject to the terms of the ASC Provisions, the aggregate Additional Sale Consideration.

(e)            From and after the Effective Time, (i) holders of Membership Interests (other than Blocker in respect of the Blocker Membership Interests) shall cease to have any rights as equityholders of the Company and (ii) the consideration paid pursuant to this Article III upon the delivery of a Letter of Transmittal in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Membership Interests, subject to the continuing rights of the Pre-Closing Holders under this Agreement in respect of any Additional Sale Consideration, subject to the terms of the ASC Provisions, and the Escrow Agreement. At the Effective Time, the transfer books of the Company shall be closed and no transfer of Membership Interests shall be made thereafter. If, between the date of this Agreement and the Effective Time, the Membership Interests are changed into a different number or class of interests by means of any interest split, division or subdivision of interests, interest dividend, reverse interest split, consolidation of interests, reclassification or other similar transaction, then the Closing Date Per Interest Payment Amount or Distribution Waterfall shall be appropriately adjusted by the Holder Representative to reflect such actions; provided, that, notwithstanding the foregoing, nothing in this Section 3.1(e) shall be construed as permitting the Company to take any such actions.

Section 3.2            Payment and Exchange of Certificates.

(a)            At or prior to the Closing, Buyer shall pay to an exchange agent (the “Exchange Agent”) selected by the Company and reasonably acceptable to Buyer (which, for the avoidance of doubt, may be Wilmington Trust, N.A.), by wire transfer of immediately available funds, an amount (the “Funding Amount”) equal to (i) the Closing Sale Consideration, minus (ii) the Blocker Closing Sale Consideration. The fees and expenses of the Exchange Agent shall be paid by Buyer.

(b)            After the Effective Time, each Pre-Closing Holder, upon a completed and executed letter of transmittal in the form attached hereto as Annex B (“Letter of Transmittal”) (which shall include, among other things, an executed consent to the releases included therein and the appointment of the Holder Representative as contemplated by Article XII) to the Exchange Agent (and such other documentation as specified in the Letter of Transmittal), Buyer or the Holder Representative, shall be entitled to receive from the Exchange Agent in exchange therefor (subject to the provisions of Section 3.4) the payment of the applicable Closing Date Per Interest Payment Amount for each Membership Interest (excluding, for the avoidance of doubt, any Blocker Membership Interests) surrendered thereby, without any interest thereof, in each case, subject to and in accordance with the Distribution Waterfall; provided, however, that the Additional Sale Consideration shall be paid pursuant to the ASC Provisions. Notwithstanding the foregoing, in the event that any Pre-Closing Holder delivers a Letter of Transmittal (and such other documentation as specified therein) to Buyer at least two (2) Business Days prior to the Closing Date, Buyer shall pay or cause to be paid the portion of the Closing Sale Consideration which such holder is entitled in consideration therefor to such holder at the Closing by wire transfer of immediately available funds.

(c)            At the Closing, (i) Buyer shall pay the Escrow Amount to Wilmington Trust, N.A., as escrow agent of the parties hereto (the “Escrow Agent”), to be held in escrow in accordance with the terms of the Escrow Agreement; (ii) Buyer shall pay, or shall cause to be paid, (A) the Debt set forth on Schedule 3.2(c) in the amounts and to the intended beneficiaries in accordance with the Payoff Letters, and (B) any Company Transaction Expenses in the amounts and to the intended beneficiaries in accordance with the invoices delivered by the Company to Buyer; and (iii) Buyer shall pay to the Surviving Company the Closing Employee Amount.

(d)            Not less than three (3) Business Days prior to the Closing Date, the Holder Representative shall deliver to Buyer a schedule setting forth the name of each Participant, the amount to be paid to each such Participant pursuant to and in accordance with the terms of the Participation Plan (as it may be amended prior to the Closing by the Holder Representative to cure any inaccuracy, error or failure to be complete, and redelivered to Buyer prior to the Closing, the “Participant Schedule”) and the Closing Employee Amount. Within five (5) Business Days following the Closing, the Surviving Company shall pay, or cause to be paid, to each Participant through the Surviving Company’s or its Subsidiaries’ payroll system the amount set forth beside such Participant’s name on such Participant Schedule (less any Taxes required to be withheld under applicable Law with respect to such payments, which amounts, so withheld, shall be timely disbursed by the Surviving Company to the applicable taxing authority).

(e)            From time to time following the Closing, to the extent any payments of Additional Sale Consideration are to be made to Blocker Seller and Pre-Closing Holders under the ASC Provisions, in the case of any positive Adjustment Amount, Buyer shall pay, or cause the Exchange Agent to pay, and in the case of any release of Escrow Funds or excess Holder Representative Expenses, Buyer and Holder Representative shall cause the Escrow Agent to pay, Blocker Seller and each Pre-Closing Holder its applicable portion of such Additional Sale Consideration (less the Additional Participation Plan Amount, if any, which shall be paid to the Surviving Company), by wire transfer of immediately available funds, to the account provided by Blocker Seller (or the Holder Representative on behalf of Blocker Seller) at least two (2) Business Days’ prior to such payment and such Pre-Closing Holder in the applicable Letter of Transmittal or to an account designated by the Holder Representative at least two (2) Business Days’ prior to such payment; provided further that, the Holder Representative (on behalf of the Pre-Closing Holders and the Blocker Seller) shall deliver to the Surviving Company a notice setting forth additional payments, if any, required to be made to each Participant pursuant to and in accordance with the terms of the Participation Plan (an “Additional Participation Payment Notice”). Within three (3) Business Days following delivery of any Additional Participation Payment Notice, the Surviving Company shall provide the Holder Representative with notice of the payment date for the first payroll period following delivery of such Additional Participation Payment Notice (the “Payment Date”). On the Payment Date, the Surviving Company shall pay, or cause to be paid, to each Participant through the Surviving Company’s or its Subsidiaries’ payroll system the amount set forth beside such Participant’s name in such Additional Participation Payment Notice (less the amount of any Taxes required to be withheld under applicable Law with respect to such payments, which amounts, so withheld, shall be timely disbursed by the Surviving Company to the applicable taxing authority); provided, however, that with respect to any such payment to Participants to be made in connection with a release of Escrow Funds pursuant to Section 3.4(d) (including in respect of any release of funds paid to the Holder Representative in excess of the Holder Representative Expenses in accordance with Section 12.2), if as of the Payment Date, the Surviving Company shall have not received the Additional Participation Plan Amount from the Escrow Agent, the Surviving Company shall not be required to make such payments to Participants until the payment date for the first payroll period following receipt of the Additional Participation Plan Amount from the Escrow Agent. Any payments made to the Surviving Company for purposes of satisfying the Surviving Company’s obligations under this Section 3.2(e) and Section 3.2(d) shall be treated for income Tax purposes as being paid to the Surviving Company with respect to the Surviving Company’s and its subsidiaries’ liabilities under the Participation Plan and not as payments of Sale Consideration received by the Pre-Closing Holders or the Blocker Seller.

(f)             At the Closing, Buyer shall pay the Blocker Closing Sale Consideration as set forth in Section 2.1 to Blocker Seller.

Section 3.3            Estimated Price Components. Not less than five (5) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Buyer a written statement setting forth (a) its good faith estimate of (i) Closing Date Net Working Capital (“Estimated Closing Date Net Working Capital”), (ii) Closing Date Debt (“Estimated Closing Date Debt”), (iii) Closing Date Cash (“Estimated Closing Date Cash”) and (iv) the Closing Date Company Transaction Expenses (“Estimated Company Transaction Expenses” and, together with the Estimated Closing Date Net Working Capital, the Estimated Closing Date Debt and the Estimated Closing Date Cash, the “Estimated Price Components”), and (b) the Company’s calculation of the Estimated Net Working Capital Adjustment Amount. From the date of delivery of such written statement through the Business Day immediately preceding the Closing Date, the Company shall use reasonable best efforts to cooperate with Buyer to provide Buyer with reasonable supporting information that Buyer reasonably (taking into account the time remaining prior to the Closing Date) requests relating to the Company’s calculations of the Estimated Price Components and the Estimated Net Working Capital Adjustment Amount, and the Company and Buyer shall use commercially reasonable efforts to discuss and attempt to resolve in good faith Buyer’s comments (if any) at least two (2) Business Days prior to the Closing; provided that, no such review or comments, nor any dispute related thereto or any failure to resolve such comments, shall in and of themselves be grounds for any failure of any closing condition to be satisfied or in any event delay Closing or prevent Closing from otherwise occurring in accordance with the terms of this Agreement and if the Company and Buyer are unable to so agree on the calculation of the Estimated Price Components and the Estimated Net Working Capital Adjustment Amount, the Company’s calculations thereof (subject to any modifications thereto as a result of comments thereon from Buyer pursuant to this Section 3.3 that are accepted by the Company) shall be deemed to be the calculations of the Estimated Price Components and the Estimated Net Working Capital Adjustment Amount for the purposes of Closing. Prior to the Closing Date, the Holder Representative shall deliver to Buyer the Distribution Waterfall.

Section 3.4            Adjustment Amount.

(a)            As soon as reasonably practicable following the Closing Date, and in any event within seventy-five (75) calendar days thereof, Buyer shall prepare and deliver to the Holder Representative (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries and an unaudited consolidated balance sheet of Blocker (collectively, the “Closing Balance Sheet”), (ii) a calculation of Net Working Capital (“Closing Date Net Working Capital”), (iii) a calculation of the aggregate amount of all Debt of the Company and Blocker (“Closing Date Debt”) (iv) a calculation of Cash of the Company and Blocker (“Closing Date Cash”) and (v) a calculation of the amount of Company Transaction Expenses (“Closing Date Company Transaction Expenses” and, together with the Closing Date Net Working Capital, Closing Date Debt and Closing Date Cash, the “Price Components”), and each of the Price Components shall be calculated as of 11:59 p.m. (Eastern time) on the Closing Date consistent (except as provided in this Section 3.4(a)) with the Closing Balance Sheet. The Closing Balance Sheet and Buyer’s calculations of the Price Components shall be prepared in accordance with the Accounting Principles and, as applicable, the definitions of the Price Components. Without the prior written consent of the Holder Representative, Buyer shall not have the right (except to reflect the final resolution of any disputes in accordance with Section 3.4(b)) to modify the Closing Balance Sheet, or Buyer’s proposed calculation of the Price Components after Buyer delivers such Closing Balance Sheet and calculations pursuant to this Section 3.4(a). If Buyer fails to timely deliver the Closing Balance Sheet and calculations of the Price Components in accordance with this Section 3.4(a), then the Holder Representative may, by written notice delivered to Buyer within 15 days after the expiration of such 75-day period (such timely notice so delivered, the “Holder Representative Election Notice”) elect to either (X) determine that the Price Components will equal the applicable Estimated Price Components, or (Y) deliver the Closing Balance Sheet and the calculation of the Price Components to Buyer. If the Holder Representative Election Notice deems the Estimated Price Components to be the Price Components, the Closing Balance Sheet and such Price Components will be deemed to have been received by Buyer on the date Buyer receives the Holder Representative Election Notice. If the Holder Representative elects in the Holder Representative Election Notice to deliver the Closing Balance Sheet and calculation of Price Components to Buyer, the Holder Representative may retain (at the sole cost and expense of Buyer) a nationally recognized independent accounting or a nationally recognized independent financial consulting firm with expertise in purchase price adjustment matters to prepare the Closing Balance Sheet and calculation of Price Components consistent with the provisions of this Section 3.4(a); provided, however, that, notwithstanding the foregoing, the Holder Representative (including on behalf of the Pre-Closing Holders and Blocker Seller) reserves any and all other rights granted to it in this Agreement. In any such event, Buyer will be entitled to dispute such Price Components solely pursuant to Section 3.4(b), mutatis mutandis. Following the Closing, Buyer shall provide the Holder Representative and its representatives reasonable access, upon reasonable advance notice and during normal business hours, to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors or accountants of Buyer and its Subsidiaries (including Blocker, the Surviving Company and its Subsidiaries) relating to the preparation of the Closing Balance Sheet and shall cause the personnel of Buyer and its Subsidiaries (including Blocker, the Surviving Company and its Subsidiaries) to reasonably cooperate with the Holder Representative in connection with its review of the Closing Balance Sheet.

(b)            If Buyer timely delivers the Closing Balance Sheet and calculations of the Price Components in accordance with Section 3.4(a) and the Holder Representative shall disagree with Buyer’s calculations of any of the Price Components, it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within forty-five (45) days after its receipt of the Closing Balance Sheet. In the event that the Holder Representative does not provide a notice of disagreement within such forty-five (45)-day period, the Holder Representative and Buyer shall be deemed to have agreed to the Closing Balance Sheet and the calculations of the Price Components delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. In the event any notice of disagreement is timely provided, Buyer and the Holder Representative shall use reasonable best efforts for a period of twenty (20) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations of the Price Components. Any disputed items that have been resolved by agreement between Buyer and the Holder Representative pursuant to the foregoing sentence shall be final, binding and conclusive for all purposes hereunder. If, at the end of such period, they are unable to resolve any such disagreements, then any such remaining disagreements (the “Disputed Items”) shall be referred (within 20 days following the expiration of such negotiation period) to, and resolved by, a mutually agreed upon employee of an independent accounting or a financial consulting firm with expertise in resolving purchase price adjustment disputes, in either case, of recognized national standing and as is mutually selected by Buyer and the Holder Representative (such individual employee, subject to the following proviso, the “Auditor”); provided, that if the Holder Representative and Buyer cannot agree on the Auditor within 10 days of either party proposing any person as the Auditor to the other, then within an additional 10 days, each of the Holder Representative and Buyer shall select an independent accounting firm of recognized national standing and such firms shall select an employee of a third independent accounting firm of recognized national standing that has not been the auditor of Buyer and its Subsidiaries or the Company in the preceding two (2) years to be appointed as the Auditor. Each of Buyer and the Holder Representative (i) shall promptly provide their respective assertions regarding the Disputed Items in writing to the Auditor and to each other, and (ii) shall have the opportunity to provide to the Auditor and to the other a written response to the other’s written assertions promptly after receipt thereof. The Auditor shall be instructed to render its determination with respect to such Disputed Items as soon as reasonably possible (which the parties hereto agree should not be later than ninety (90) days following the day on which the Disputed Items are referred to the Auditor). The Auditor shall base its determination solely on (i) the written submissions of the parties and shall not conduct an independent investigation and (ii) the extent (if any) to which the Price Components require adjustment (only with respect to the Disputed Items submitted to the Auditor) in order to be determined in accordance with Section 3.4(a) (including the definitions of the defined terms used in Section 3.4(a)). The Auditor shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Holder Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Holder Representative, on the other hand. Neither Buyer nor the Holder Representative shall engage in any ex-parte communication with the Auditor following submission of each such party’s respective assertions. The determination of the Auditor shall, except in the case of manifest error promptly acknowledged by the Auditor, be final, conclusive and binding on the parties; provided that the provisions of this Section 3.4 shall not, and shall not be deemed or construed to, waive or release any claims for Disputed Items Fraud. In making its determination under this Section 3.4(b), the Auditor shall act as an expert and not as an arbitrator. The date on which the Price Components are finally determined in accordance with this Section 3.4(b) is hereinafter referred to as the “Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne pro rata as between Buyer, on the one hand, and the Holder Representative as a Holder Representative Expense, on the other hand, in proportion to the allocation of the dollar value of the amounts in dispute as between Buyer and the Holder Representative (set forth in the written submissions to the Auditor) made by the Auditor such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. For example, if the Holder Representative challenges items underlying the calculations of the Price Components in the net amount of $1,000,000, and the Auditor determines that Buyer has a valid claim for $400,000 of the $1,000,000, Buyer shall bear 60% of the fees and expenses of the Auditor and the Holder Representative shall bear the remaining 40% of the fees and expenses of the Auditor as a Holder Representative Expense.

(c)            The “Adjustment Amount,” which may be positive or negative, shall mean (i) Closing Date Net Working Capital, minus Estimated Closing Date Net Working Capital, plus (ii) Estimated Closing Date Debt, minus Closing Date Debt, plus (iii) Closing Date Cash, minus Estimated Closing Date Cash, plus (iv) Estimated Company Transaction Expenses, minus the Closing Date Company Transaction Expenses (in each case, with respect to the Price Components, as finally determined in accordance with Section 3.4(b)). The Adjustment Amount shall be paid in accordance with Section 3.4(d).

(d)            If the Adjustment Amount is a positive number, then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, (x) Buyer shall pay, or cause the Exchange Agent to pay, by wire transfer of immediately available funds, to each Pre-Closing Holder and Blocker Seller an amount in cash equal to (i) such Pre-Closing Holder’s or Blocker Seller’s (as applicable) Fully-Diluted Percentage, multiplied by (ii) the difference between the Adjustment Amount and the applicable Additional Participation Plan Amount, if any, which will be paid pursuant to Section 3.2(e), subject to any applicable withholding, to the account provided by Blocker Seller (or the Holder Representative on behalf of Blocker Seller) at least two (2) Business Days’ prior to such payment or such Pre-Closing Holder in the applicable Letter of Transmittal or to an account designated by the Holder Representative in writing at least two (2) Business Days’ prior to such payment, and (y) the Escrow Agent shall pay to each Pre-Closing Holder and Blocker Seller an amount in cash equal to (i) the Escrow Funds (less the amount of the applicable Additional Participation Plan Amount, if any, which will be released to the Surviving Company and paid pursuant to Section 3.2(e), subject to any applicable withholding), multiplied by (ii) such Pre-Closing Holder’s or Blocker Seller’s (as applicable) Fully-Diluted Percentage. In no event shall the positive Adjustment Amount exceed, or Buyer have any liability under this Section 3.4(d), in excess of, $15,000,000.

(e)            If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within three (3) Business Days of the Determination Date, (x) the Escrow Agent shall pay, from the Escrow Funds, to Buyer an amount equal to the Deficit Amount and (y) if any of the Escrow Funds remain after such payment to Buyer, the Escrow Agent shall pay, from the Escrow Funds, to each Pre-Closing Holder and Blocker Seller an amount in cash equal to (i) the balance of the Escrow Funds (less the amount of the applicable Additional Participation Plan Amount, if any, which will be released to the Surviving Company and paid pursuant to Section 3.2(e), subject to any applicable withholding), multiplied by (ii) such Pre-Closing Holder’s or Blocker Seller’s (as applicable) Fully-Diluted Percentage. Upon determination of the Adjustment Amount pursuant to Section 3.4(b) and Section 3.4(c), each of Buyer and the Holder Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the Escrow Funds in accordance with this Section 3.4(e). In no event shall the Holder Representative have any liability under this Section 3.4(e), and in no event shall Blocker Seller or any Pre-Closing Holder have any liability under this Section 3.4(e) in excess of such holder’s allocable share of the Escrow Funds. In no event shall Buyer be entitled to payment pursuant to this Section 3.4(e) of any amount in excess of (or other than) the Escrow Funds.

(f)             Any adjustments made pursuant to this Section 3.4 shall be treated by all parties hereto as adjustments to the Sale Consideration for Tax purposes, except as otherwise required pursuant to a “determination” within the meaning of Section 1313 of the Code.

Section 3.5            Holder Representative Expenses. On or prior to the Closing Date, the Holder Representative may provide to Buyer a written estimate (which estimate shall include such reserves as the Holder Representative determines in good faith to be appropriate for any Holder Representative Expenses that are not then known or determinable) of the aggregate amount of the out of pocket costs and expenses incurred, or that may in the future be reasonably incurred, by the Holder Representative on behalf of the Company, Blocker and the holders of the Membership Interests (including the Pre-Closing Holders) and Blocker Seller in connection with the preparation, negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or otherwise in its capacity as the Holder Representative (such costs and expenses, the “Holder Representative Expenses”). At the Closing, Buyer shall pay to the Holder Representative, by wire transfer to an account designated by the Holder Representative in writing at least two (2) Business Day prior to the Closing Date, immediately available funds in an amount equal to such estimate of the Holder Representative Expenses. Whether or not paid on or prior to the Closing Date, no amount shall be included on the Closing Balance Sheet with respect to liabilities for the Holder Representative Expenses.

Section 3.6            Exchange Agent. Promptly following the date that is one (1) year after the Effective Time, Buyer may instruct the Exchange Agent to deliver to Buyer all cash, Letters of Transmittal and other documents in its possession relating to the transactions contemplated hereby, in which event the Exchange Agent’s duties shall terminate upon completion of such delivery. Thereafter, each Pre-Closing Holder may surrender his, her or its Letter of Transmittal to Buyer and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Buyer shall promptly pay, the portion of the Closing Sale Consideration deliverable in respect thereof as determined in accordance with this Article III without any interest thereon.

Section 3.7            Withholding. Buyer, the Company, the Holder Representative, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold from the Sale Consideration such amounts that Buyer, the Company, the Holder Representative, the Exchange Agent and the Escrow Agent are required to deduct and withhold with respect to the Sale Consideration under the Code or any provision of state, local, provincial or foreign Tax Law; provided, however, that no amounts will be withheld from any payments in respect of Membership Interests with respect to a Pre-Closing Holder who provides an IRS Form W-9 or in respect of the Blocker Interests if Blocker Seller complies with Section 9.4(g). To the extent that amounts are so withheld, and duly and timely deposited with the appropriate Governmental Authority, by Buyer, the Company, the Holder Representative, the Exchange Agent or the Escrow Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the schedules to this Agreement previously exchanged among the parties (the “Schedules”), the Company represents and warrants to Buyer and Merger Sub as follows:

Section 4.1            Corporate Organization of the Company.

(a)            The Company has been duly organized and is validly existing as a limited liability company in good standing under the Laws of the State of Delaware and has the limited liability company power and authority to own or lease its properties and to conduct its business as it is now being conducted. The copies of the certificate of formation and limited liability company agreement of the Company previously made available by the Company to Buyer or its representatives are true and complete and are in full force and effect. The Company is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign limited liability company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)            The Company is not in violation in any material respect of the LLC Agreement.

Section 4.2            Subsidiaries.

(a)            The Subsidiaries of the Company, their jurisdiction of incorporation or organization and the ownership of equity interests of such Subsidiaries by the Company or its Subsidiaries are set forth on Schedule 4.2(a). Each Subsidiary of the Company has been duly formed or organized and is validly existing, and to the extent such concept is recognized, in good standing, under the laws of its respective jurisdiction of incorporation or organization and has the power and authority to own or lease its properties and to conduct its business as now being conducted, except where the failure to be so formed, organized, existing or in good standing or to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth on Schedule 4.2(b), each Subsidiary of the Company is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)            The Company has made available to Buyer true and complete copies of the certificate of formation, certificate of incorporation, limited liability company agreement, bylaws and other similar organizational documents of each Subsidiary of the Company and such organizational documents are in full force and effect. None of the Subsidiaries is in violation in any material respect of its respective organizational documents.

Section 4.3            Due Authorization. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and (subject to the consents, approvals, authorizations and other requirements described in Section 4.5) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of the Company, and has received the requisite approval of the members of the Company, and no other organizational proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of Buyer and Merger Sub) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.4            No Conflict. Except as set forth on Schedule 4.4, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5, the execution, delivery or performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (a) violate any provision of, or result in the breach of, any applicable Law to which the Company or any of its Subsidiaries is subject or by which any property or asset of the Company or any of its Subsidiaries is bound, (b) conflict with the certificate of formation, limited liability company agreement or other organizational documents of the Company or any of its Subsidiaries, (c) violate any provision of or result in a breach of, or require a consent under, any Contract of the Company or its Subsidiaries, or terminate or result in the termination of any such Contract, or result in the creation of any Lien (other than a Permitted Lien) under any such Contract upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or (d) result in a violation or revocation of any required license, permit or approval from any Governmental Authority, except to the extent that the occurrence of any of the foregoing items set forth in clauses (a), (c) or (d) has not had and would not reasonably be expected to have, individually or in the aggregate, (x) a material adverse effect on the ability of the Company to enter into and, in a reasonably timely manner, perform its obligations under this Agreement or (y) a Material Adverse Effect on the Company.

Section 4.5            Governmental Consents and Filings. Except as may result from any facts or circumstances relating solely to Buyer or any of its Affiliates, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act or any similar foreign Law, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, (x) a material adverse effect on the ability of the Company to enter into or, in a reasonably timely manner, perform its obligations under this Agreement or (y) a Material Adverse Effect on the Company, (c) compliance with any applicable requirements of the securities Laws, (d) as otherwise disclosed on Schedule 4.5 and (e) the filing of the Certificate of Merger with the Office of the Secretary of the State of Delaware in accordance with the DLLCA.

Section 4.6            Capitalization of the Company.

(a)            As of the date of this Agreement, (i) 100,000 Class A Interests are issued and outstanding and (ii) 1,552.152 Class B Interests are issued and outstanding. All of the issued and outstanding Membership Interests have been duly authorized and validly issued, are fully paid and non-assessable, and have not been issued in violation of any applicable Law or preemptive or similar rights. Schedule 4.6(a) accurately sets forth, as of the date hereof, a list of all of the Company’s issued and outstanding Membership Interests by class and the names of the holders thereof. The Membership Interests constitute 100% of the limited liability company interests in the Company. As of the Closing, there are no declared or accrued but unpaid dividends or distributions with respect to the Membership Interests.

(b)            Other than as set forth in Schedule 4.6(b), there are no outstanding options, warrants, rights, profit interests, phantom equity or other securities issued by the Company or any of its Subsidiaries that are convertible into, or exchangeable or exercisable for, or the value of which is derived from, any Membership Interests or other equity interest in the Company, or any other commitments or agreements obligating the Company to issue, sell, register for sale, grant, purchase, repurchase, acquire or redeem (or giving any Person any right to purchase, receive or subscribe for, in each case from the Company or any of its Subsidiaries) (i) any Membership Interests or other equity interests in the Company or (ii) any options, warrants, rights, profit interests, phantom equity or other securities convertible into, exchangeable or exercisable for, or the value of which is derived from, any Membership Interests or other equity interest in the Company. Except for this Agreement and the LLC Agreement, there is no voting trust, member agreement, proxy or other agreement or understanding to which Blocker or the Company or any of its Subsidiaries is a party in effect with respect to the voting, registration or transfer of any of the Membership Interests or any other equity interest in the Company.

(c)            Schedule 4.6(c) sets forth, as of the date of this Agreement, a true, correct and complete list of the Participants and each Participant’s grants under the Participation Plan. The terms of the Participation Plan permit the treatment of grants under the Participation Plan as provided herein and in the Participant Schedule, without notice to, or the consent or approval of, the Participants or otherwise.

(d)            As of the Closing, the Distribution Waterfall (as it may be amended prior to the Closing by the Company to cure any inaccuracy, error or failure to be complete, and redelivered to Buyer prior to the Closing) sets forth a true, complete and accurate list of all of the Company’s issued and outstanding Membership Interests by class and the names of the holders thereof as of immediately prior to the Effective Time and the amounts payable to such holders set forth therein are allocated in accordance with the LLC Agreement.

Section 4.7            Capitalization of Subsidiaries of the Company. The outstanding shares of capital stock (or other equity interests) of each of the Company’s Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any applicable Law or preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock (or other equity interests) of such Subsidiaries free and clear of any Liens other than (a) as may be set forth in the certificate of formation, limited liability company agreement, limited partnership agreement, certificate of incorporation or bylaws, or similar organizational documents of such Subsidiary, (b) any restrictions on sales of securities under applicable securities Laws and (c) Permitted Liens. There are no outstanding options, warrants, rights, profit interests, phantom equity or other securities issued by the Company or any of its Subsidiaries that are convertible into, exchangeable or exercisable for, or the value of which is derived from, any equity interest in such Subsidiaries, or any other commitments or agreements obligating any Subsidiary to issue, sell, register for sale, grant, purchase, repurchase, acquire or redeem (or giving any Person any right to purchase, receive or subscribe for from the Company or any of its Subsidiaries) (i) equity interests in any such Subsidiary or (ii) any options, warrants, rights, profit interests, phantom equity or other securities convertible into, exchangeable or exercisable for, or the value of which is derived from, any equity interest in any such Subsidiary. Except with respect to the Subsidiaries of the Company set forth on Schedule 4.2, neither the Company nor any of its Subsidiaries owns any equity interest, any direct or indirect equity participation or similar interest in any other Person or has any obligations to acquire any equity interests of or make any contribution to or debt or equity investment in, any other Person.

Section 4.8            Financial Statements.

(a)            Attached as Schedule 4.8 are true, correct and complete copies of (a) the audited consolidated balance sheets and consolidated statements of earnings, cash flows and changes of members’ equity of the Ball Metalpack Finco, LLC, a Delaware limited liability company (“Finco”) and its Subsidiaries as of and for the twelve-month periods ended December 31, 2019 and 2020, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (b) the unaudited consolidated balance sheet and consolidated statements of earnings, cash flows and changes of members’ equity for the nine month period ended September 30, 2021 (the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements, and have been prepared in conformity with GAAP (except, in the case of the Interim Financial Statements, for the absence of footnotes and for normal year-end adjustments (which are not material, individually or in the aggregate)).

(b)            Each of Finco and its Subsidiaries maintains (i) a system of accounting established and administered in accordance with GAAP and (ii) internal accounting controls designed to provide reasonable assurance that (A) the control objectives have minimized the risk of material financial misstatement, (B) all material information concerning Finco and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements, (C) access to the properties and assets of Finco and its Subsidiaries is permitted only in accordance with management’s authorization, (D) all transactions are executed with management’s authorization and accurately recorded in the correct period as necessary to permit the preparation of the Financial Statements and disclosures in conformity with GAAP, and (E) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.9            Undisclosed Liabilities. There is no liability, debt or obligation of the Company or any of its Subsidiaries of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) incurred in connection with the transactions contemplated by this Agreement, or (d) which, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. None of the Company and its Subsidiaries is party to any material interest rate, currency exchange, commodities or other hedging arrangements.

Section 4.10        Litigation and Proceedings. Except for Actions (a) relating to Company Benefit Plans (as to which certain representations and warranties are made exclusively pursuant to Section 4.13), (b) under Environmental Laws (as to which certain representations and warranties are made exclusively pursuant to Section 4.22), or (c) as set forth on Schedule 4.10, there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, litigations, claims or other proceedings at law or in equity or, to the knowledge of the Company, investigations, in each case, before or by any Governmental Authority, against the Company or any of its Subsidiaries that, in each case, if resolved adversely to the Company or any of its Subsidiaries, would (after taking into account applicable insurance) reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or have a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the Sale Transaction. There is no material Governmental Order to which the Company or any of its Subsidiaries is subject.

Section 4.11        Legal Compliance.

(a)            Except with respect to (x) compliance with Laws related to employment or labor (as to which certain representations and warranties are made exclusively pursuant to Section 4.13 and Section 4.14), and (y) compliance with Environmental Laws (as to which certain representations and warranties are made exclusively pursuant to Section 4.22), the Company and its Subsidiaries have in the last three (3) years been, and are, in compliance with all applicable Laws, except where the failure to be in compliance with such Laws would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)            For the past three years, the Company and its Subsidiaries and, to the knowledge of the Company, their respective officers, directors, employees and agents have complied in all material respects with all applicable Anti-Corruption Laws and Trade Controls Laws and have not, directly or knowingly indirectly, in violation of any Anti-Corruption Law, paid, offered, promised, authorized the payment of, requested, or received anything of material value to or from (as applicable) any officer or employee of any Governmental Authority in order to improperly obtain or retain business or secure an improper business advantage.

(c)            Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors, employees or agents: (i) is located in or organized under the Laws of a country or territory that is a Sanctions Target; (ii) is a Person that is a Sanctions Target; or (iii) has engaged, directly or knowingly indirectly, in any dealings or transactions involving a Sanctions Target in the past three years.

(d)            For the past three years, neither the Company nor any of its Subsidiaries has been the subject of any investigation (internal or, to the knowledge of the Company, external), audit, inquiry, litigation, enforcement action, or review by, or voluntary disclosure to, any Governmental Authority, in each case regarding compliance with any applicable Anti-Corruption Laws or Trade Controls Laws.

(e)            Since January 1, 2019, neither the Company nor any of its Subsidiaries has had any product or manufacturing site subject to a shutdown or import or export prohibition by the U.S. Food and Drug Administration (the “FDA”), the U.S. Department of Agriculture or any other Governmental Authority, nor received any FDA Form 483, Warning Letter, Untitled Letter, or similar written notice from any Governmental Authority in respect of the business of the Company and from the FDA alleging or asserting noncompliance with any applicable Laws relating to the manufacturing and marketing of Food Contact Substances or Food Additives (as those terms are defined by the Federal Food, Drug, and Cosmetic Act). Since January 1, 2019, the Company and its Subsidiaries have not conducted, nor has any product of the business of the Company been subject to, a recall or market withdrawal.

Section 4.12        Contracts; No Defaults.

(a)            Schedule 4.12 contains a listing of all Contracts described in clauses (i) through (xv) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party (other than Company Benefit Plans, Collective Bargaining Agreements and Contracts relating to insurance policies set forth on Schedule 4.17). True and complete copies of the Contracts listed on Schedule 4.12 have been delivered to or made available to Buyer or its representatives.

(i)                each Contract (other than (x) purchase orders with suppliers or customers entered into in the ordinary course of business and (y) Contracts of the type (without giving effect to dollar thresholds) described in other clauses of this Section 4.12(a)) that the Company reasonably anticipates will involve annual payments or consideration furnished (A) to the Company or any of its Subsidiaries of more than $7,000,000 or (B) by the Company or any of its Subsidiaries of more than $3,000,000, in each case, which are not cancelable (without penalty, cost or other liability) by giving notice of ninety (90) days or less;

(ii)              each note, debenture or other Contract evidencing Debt of a type described in clauses (a), (b), (c), (d), or (f) of the definition thereof, in each case, having an outstanding principal amount in excess of $1,000,000;

(iii)            each Contract for the acquisition of any Person or any business division thereof (whether by merger, acquisition of equity securities or acquisition of assets) or the disposition of any material assets of the Company or any of its Subsidiaries (other than sale of inventory and products in the ordinary course of business and the sale or disposition of obsolete or unused assets), in each case, involving payments in excess of $10,000,000, occurring in the last three (3) years, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(iv)             each Contract (other than purchase orders and confidentiality agreements entered into in the ordinary course of business) with the top (10) customers set forth in Schedule 4.26(a) and top (10) suppliers of the set forth in Schedule 4.26(b);

(v)               each lease, rental or occupancy agreement, real property license, or other Contract for, in each case, the lease of Material Leased Real Property;

(vi)             each lease, rental agreement, installment and conditional sale agreement, or other Contract that (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property and (y) involves annual payments in excess of $200,000;

(vii)          each joint venture Contract, partnership agreement, limited liability company agreement or similar arrangement with a third party (in each case, other than with respect to wholly owned Subsidiaries of the Company);

(viii)        any Related Party Contract;

(ix)             any Contract for capital expenditures requiring individual or aggregate payments or consideration of more than $500,000;

(x)               any Contract involving any resolution or settlement of any actual or threatened Action which (A) was entered into in the past year and includes a payment by the Company or any of its Subsidiaries of greater than $500,000 or (B) imposes material outstanding obligations on the Company or any of its Subsidiaries;

(xi)             any Contract under which the Company has material outstanding indemnification obligations to any Person, other than those entered into in the ordinary course of business consistent with past practice;

(xii)          each Contract containing (i) covenants expressly limiting in any material respect the freedom of the Company or any of its Subsidiaries to compete with any Person in a product line or line of business or to operate in any geographic area; (ii) any most favored nation pricing provision in favor of a third party; (iii) any exclusivity, “take or pay” or minimum commitments that are material to the Company and its Subsidiaries, taken as a whole; or (iv) any non-solicitation covenants or other similar restrictions against the Company or any of its Affiliates soliciting or hiring potential employees, consultants, or contractors, which covenants or restrictions are material to the Company and its Subsidiaries, taken as a whole;

(xiii)        any Contract with a labor union, works council, labor organization or similar representative body (including any collective bargaining agreement);

(xiv)         any Contract with any Governmental Authority; and

(xv)           each Contract pursuant to which the Company or any of its Subsidiaries licenses material Intellectual Property to or from a third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are available on standard terms to the public generally with license, maintenance, support and other fees less than $100,000 per year in the aggregate.

(b)            As of the date of this Agreement, all of the Contracts set forth on Schedule 4.12(a) are (i) in full force and effect, subject to the Remedies Exception, and (ii) represent the valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the valid and binding obligations of the other parties thereto. Except, in each case, where the occurrence of such breach or default has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, with respect to all of the Contracts set forth on Schedule 4.12(a) (and, as of the Closing, all of the Contracts entered into after the date of this Agreement that, if in effect as of the date of this Agreement, would be required to be set forth on Schedule 4.12(a)) (x) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both).

Section 4.13        Company Benefit Plans.

(a)            Schedule 4.13 sets forth a complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material plan, policy, program, agreement or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries (each, a “Service Provider”), which is maintained, sponsored or contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any obligation or liability (each, without regard to materiality, a “Company Benefit Plan”); provided that no (1) Collective Bargaining Agreement, (2) “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA (“Multiemployer Plan”), or (3) plan, policy or program sponsored or maintained by a Governmental Authority shall be a Company Benefit Plan. Notwithstanding the foregoing, Schedule 4.13 need not identify an employment agreement if such employment agreement (i) relates to an employee whose annual base salary does not exceed $200,000, (ii) provides for a severance or notice period of less than thirty (30) days (unless required by applicable Laws), or (iii) is in all material respects in a form that is identified in Schedule 4.13.

(b)            With respect to each Company Benefit Plan, the Company has delivered or made available to Buyer or its representatives copies of (i) such Company Benefit Plan and any trust agreement or other funding Contract relating to such plan, (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan and (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.

(c)            Except as would not reasonably be expected to result in a material liability to the Company: (i) each Company Benefit Plan has been maintained, operated and administered in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (C) has an application for a determination or opinion letter pending or has time remaining under applicable Laws and related guidance to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter within the remedial amendment period; and (iv) to the knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status for any such Company Benefit Plan.

(d)            Except as set forth in Schedule 4.13(d), neither the Company nor any of its Subsidiaries has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any benefit plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code or is otherwise a defined benefit pension plan (including any Multiemployer Plan). No Multiemployer Plan contributed to by the Company or any of its Subsidiaries within the past six (6) years is in “critical” or “endangered” status within the meaning of Section 432 of the Code or Section 305 of ERISA. No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than (i) continuation coverage required under Section 4980B(f) of the Code or other applicable Law, (ii) the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided during any period during which the former employee is receiving severance pay). No Company Benefit Plan is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code). There is no Company Benefit Plan, Contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party that requires the Company or such Subsidiary to pay to any Service Provider any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.

(e)            Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in conjunction with any other event (including any termination of employment on or following the Closing) (i) entitle any Service Provider to any compensation or employee benefit under any Company Benefit Plan, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or employee benefits for any Service Provider under any Company Benefit Plan, (iii) result in any limit on the Company’s right to amend, modify or terminate any Company Benefit Plan or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f)             Except as would not reasonably be expected to result in material liability to the Company, with respect to the Company Benefit Plans, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and (ii) to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

Section 4.14        Labor Relations. Except for the Contracts listed on Schedule 4.14, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement with a labor union (a “Collective Bargaining Agreement”). As of the date of this Agreement, there is no material activity or proceeding by any labor union or representative thereof to organize any employee of the Company or its Subsidiaries. As of the date of this Agreement, there are no controversies, strikes, slowdowns, work stoppages or any other material labor disputes involving the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, nor have there been any such controversies, strikes, slowdowns or work stoppages in the past three years. As of the date of this Agreement, there are no grievances or unfair labor practice complaints pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority with respect to any employee of the Company or its Subsidiaries. The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment or labor, including those related to hiring, background checks, wages, pay equity, hours, collective bargaining and labor relations, classification of independent contractors and employees, equal opportunity, document retention, notice, plant closing and mass layoff, health and safety, employment eligibility verification, immigration, child labor, discrimination, harassment, retaliation, accommodations, disability rights or benefits, affirmative action, workers’ compensation, unemployment insurance, employment and reemployment rights of members of the uniformed services and secondment employee leave issues.

Section 4.15        Taxes.

(a)            All income and other material Tax Returns required to be filed by the Company or any of its Subsidiaries since January 1, 2018 have been timely filed in accordance with all applicable Laws, while taking into account any extension of time within which to file, and all such Tax Returns are true and complete in all material respects.

(b)            Since January 1, 2018, the Company and its Subsidiaries (i) have paid (or have paid on their behalf) all income and other material Taxes which are due and payable by the Company and its Subsidiaries (whether or not shown on such Tax Returns), (ii) have complied in all respects with all applicable Laws relating to the deduction and payment and reporting of Taxes from amounts paid, owing or allocable to any employees, independent contractors, creditors, stockholders and other Persons, including the remittance thereof and any information reporting in relation thereto, and (iii) have deducted or withheld (within the time and in the manner prescribed by applicable Law) and remitted to the proper Governmental Authority (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under applicable Law.

(c)            Since January 1, 2018, no deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing, including those with respect to any Taxes due by or against the Company or any of its Subsidiaries, which deficiency has not been resolved. As of the date hereof, no audit or other proceeding by any Governmental Authority is currently pending or threatened in writing against the Company or its Subsidiaries with respect to any Taxes due from such entities. No waiver or extension of the statute of limitations is in effect for the assessment of any Taxes of any of the Company or any of its Subsidiaries or has been requested for any period for audit and examination or assessment and collection of Tax for any taxable period as to which Tax could be assessed.

(d)            There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(e)            There are no Tax sharing, Tax indemnification, Tax receivable, Tax allocation or Tax sharing agreements under which the Company or any of its Subsidiaries would be expected to be liable after the Closing Date for the Tax liability of any Person that is neither the Company nor one of its Subsidiaries, other than customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other agreements that do not relate primarily to Taxes.

(f)             The Company has not made any election pursuant to Treasury Regulation Section 301.7701-3 to be classified as a corporation for U.S. federal income Tax purposes. The Company has in effect a valid election under Section 754 of the Code.

(g)            Since January 1, 2018, neither the Company nor any of its Subsidiaries has entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) that has not been disclosed in the relevant Tax Return of the Company or the relevant Subsidiary of the Company.

(h)            In the last three (3)-years, no written claim has been made by any Governmental Authority in a jurisdiction in which neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law (other than as a result of having been a member of any affiliated, consolidated, unitary, combined or similar group for Tax purposes of which the Company is the common parent), or as a transferee or successor.

(i)              The Company and its Subsidiaries have collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority, or has been furnished properly completed exemption certificates, and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax Law in all material respects.

(j)              Each of the Company and its Subsidiaries has (i) to the extent it has elected such deferral, complied in all respects with all applicable Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, or any similar provision of subsequent applicable Law, (ii) to the extent applicable, eligible and claimed, complied in all respects with all applicable Law for any available Tax credits under Sections 7001 through 7004 of the Families First Act and Section 2301 of the CARES Act, and (iii) not sought (nor has any Affiliate that would be aggregated with such entity and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)), as added by Section 1102 of the CARES Act.

(k)            None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-US Tax Law) executed before the Closing; (ii) an installment sale or open transaction disposition made prior to the Closing; (iii) a prepaid amount received outside the ordinary course of business prior to the Closing; or (iv) any Taxes imposed by Section 965(a) of the Code as in effect on the date hereof.

(l)              Neither the Company nor any of its Subsidiaries (i) has received any material letter ruling or similar concession from any Governmental Authority which ruling or concession is still in effect, or (ii) is or has ever been a party to or the beneficiary of any Tax exemption, Tax holiday or other Tax reduction contract or agreement or order with or from a Governmental Authority.

(m)            No asset of either the Company or any of its Subsidiaries is: (i) tax-exempt use property within the meaning of Section 168(h) of the Code; (ii) tax-exempt bond financed property within the meaning of Section 168(g) of the Code; (iii) security for any Debt, the interest of which is tax-exempt under Section 103(a) of the Code; or (iv) properly treated as owned by a person other than the Company or its Subsidiaries (as applicable) for Tax purposes.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in Section 4.13(b), Section 4.13(c), Section 4.13(d), Section 4.13(e) and this Section 4.15 are the only representations or warranties of the Company with respect to Tax matters.

Section 4.16        Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Blocker, Buyer, the Company or any of its Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 4.17        Insurance. Schedule 4.17 contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True and complete copies of such insurance policies (or, to the extent such policies are not available, policy binders) have been made available to Buyer or its representatives. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any insurer under any such insurance policies (i) canceling or materially adversely amending any such policy or denying renewal of coverage thereunder, or (ii) to the knowledge of the Company, of any threatened terminations of, or material premium increase with respect to, any of such policies. Such insurance policies are in full force and effect and all premiums on such insurance policies due and payable have been paid on a timely basis.

Section 4.18        Licenses, Permits and Authorizations. Except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made exclusively pursuant to Section 4.22), the Company and its Subsidiaries have obtained, and are in material compliance with, all of the material licenses, approvals, consents, registrations and permits necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted.

Section 4.19        Tangible Personal Property. The Company or one of its Subsidiaries owns and has good title to all material tangible personal property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All such tangible personal property, taken as a whole, is in good working order and condition, except (i) for ordinary wear and tear and (ii) as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company.

Section 4.20        Real Property.

(a)            Schedule 4.20(a) lists, as of the date of this Agreement, all Owned Real Property. The Company or one of its Subsidiaries has, in all material respects, good, insurable, and marketable fee simple title to all Owned Real Property, free and clear of all Liens, subject only to any Permitted Liens.

(b)            Schedule 4.20(b) lists, as of the date of this Agreement, all Material Leased Real Property. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company or one of its Subsidiaries has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject to the Remedies Exception and any Permitted Liens and (ii) neither the Company nor any of its Subsidiaries has received any written notice from any lessor of such Leased Real Property of, nor to the knowledge of the Company is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property.

(c)            Neither the Company nor any of its Subsidiaries currently leases or grants to any person the right to use or occupy any Owned Real Property or Leased Real Property. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or the Leased Real Property.

(d)            The Company and each of its Subsidiaries presently enjoys peaceful and undisturbed possession of the Owned Real Property and the Leased Real Property. Neither the Company nor any of its Subsidiaries has in the past three (3) years received written notice of any eminent domain, condemnation, expropriation or other similar proceedings pending or threatened against the Company or the applicable Subsidiary with respect to, or otherwise affecting any portion of, the Owned Real Property or the Leased Real Property. Each of Owned Real Property and the Leased Real Property is adequately served by proper utilities and sufficient parking necessary for its current use. The Owned Real Property and Leased Real Property is in compliance in all material respects with all applicable building, zoning, subdivision, conservation, fire, health and safety and other land use and similar applicable Laws, rules and regulations, permits, licenses and certificates of occupancy affecting the Owned Real Property or the Leased Real Property, and neither the Company nor any of its Subsidiaries has received any written notice of any material violation or claimed violation of any such Laws, rules and regulations with respect to the Owned Real Property or the Leased Real Property which has not been resolved in all material respects or for which any material obligation of the Company or the applicable Subsidiary remains to be fulfilled, including payments of monetary damages, fines or penalties, or completion of any remedial or corrective measures.

(e)            The Company or the applicable Subsidiary has legal rights of egress and ingress with respect to the Owned Real Property that are sufficient for them to conduct their business in the ordinary course.

Section 4.21        Intellectual Property.

(a)            Schedule 4.21 lists each patent, registered trademark, registered service mark, internet domain names and registered copyright and all applications thereof owned by the Company or any of its Subsidiaries as of the date of this Agreement for which applications have been filed or registrations or patents have been obtained, whether in the United States or internationally as of the date of this Agreement (the “Registered Intellectual Property”). All Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries (“Company Owned Intellectual Property”) is (i) owned by the Company or one of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and (ii) (if issued or granted Registered Intellectual Property) to the knowledge of the Company, and to the extent not indicated on Schedule 4.21 as expired, abandoned, lapsed, withdrawn, closed or rejected, valid and enforceable. The Company or one of its Subsidiaries owns or has the right to use pursuant to license, sublicense, agreement or permission all material Intellectual Property and material IT Systems used or relied upon in the operation of the business of the Company and its Subsidiaries, in each case as presently conducted.

(b)            The conduct of the business of the Company and its Subsidiaries as currently conducted in the three (3) years prior to the date of this Agreement did not and are not infringing upon, misappropriating or otherwise violating in any material respect any Intellectual Property of any Person. The Company and its Subsidiaries have not received from any Person in the three (3) years prior to the date of this Agreement any written notice, charge, complaint, claim or other written assertion of any infringement or violation by, or misappropriation of, any Intellectual Property of any Person and to the knowledge of the Company, no other Person is infringing, misappropriating or violating any Intellectual Property of the Company.

(c)            To the knowledge of the Company, no employee, officer, director, consultant or independent contractor of the Company or its Subsidiaries owns or holds any other rights or interests to any Intellectual Property that he or she developed in connection with any services provided to the Company or any of its Subsidiaries.

(d)            The Company and its Subsidiaries have taken reasonable steps to protect and maintain the confidentiality of all trade secrets and confidential information of or in the possession of the Company and its Subsidiaries.

(e)            Except as set forth on Schedule 4.21(e), the consummation of the transactions contemplated by this Agreement will not (i) alter, encumber, impair or extinguish any Company Owned Intellectual Property or (ii) pursuant to the terms of any license, sub-license or other Contract relating to any Company Owned Intellectual Property or any Intellectual Property licensed or sub-licensed to the Company or any of its Subsidiaries, require any additional royalty or other payments (other than ongoing license fees) for the continued use of any such Intellectual Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, (x) a material adverse effect on the ability of the Company to enter into and, in a reasonably timely manner, perform its obligations under this Agreement or (y) a Material Adverse Effect on the Company.

(f)             The Company IT Systems are sufficient in all material respects for the Company and its Subsidiaries to operate the business as presently conducted. There are no material alterations, modifications, or updates to the Company IT Systems expected to cost more than $500,000 in the aggregate intended or required currently or that will be required within ninety (90) days after Closing for the needs and operations of the business as operated in the ordinary course of business consistent with past practice (for the avoidance of doubt, without taking into account any plans of Buyer or its Affiliates). To the knowledge of the Company, the Company and its Subsidiaries have purchased a sufficient number of seat licenses for the Company IT Systems currently used by the Company and its Subsidiaries and all maintenance and support fees have been paid.

Section 4.22        Environmental Matters. The Company and its Subsidiaries are and have been in the past three (3) years in material compliance with all Environmental Laws. The Company and its Subsidiaries hold, have held, and are and have been in material compliance with, all material licenses, approvals, consents, registrations and permits required under applicable Environmental Laws with respect to the operations and facilities of the Company and its Subsidiaries. As of the date of this Agreement, (i) there are no written claims or notices of violation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging material violations of or material liability under any Environmental Law, (ii) the Company does not otherwise have knowledge of any actual, pending or threatened material liabilities of the Company and its Subsidiaries under Environmental Law, and (iii) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, or other proceedings at law or in equity against the Company or any of its Subsidiaries pursuant to Environmental Laws, that in each case, if resolved adversely to the Company or any of its Subsidiaries, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has made available copies of all Phase 1 and Phase 2 environmental reports and all material documentation regarding material outstanding violations or alleged violations of, or material liabilities or alleged liabilities pursuant to, Environmental Laws, in each case in its possession or in the possession of its Subsidiaries with respect to the operations and facilities of the Company and its Subsidiaries.

Section 4.23        Absence of Changes.

(a)            From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any change, event, development, circumstance, occurrence or effect that (considered together with any other change, event, development, circumstance or effect), has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)            Except as expressly contemplated by this Agreement, from the date of the most recent balance sheet included in the Financial Statements through the date of this Agreement, (i) the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Buyer’s consent, would constitute a breach of the covenants set forth in clauses (iv), (v), (vi), (vii), (ix), (x) or (xiv) of Section 7.1(a) or, with respect to such clauses, clause (xv) of Section 7.1(a).

Section 4.24        Affiliate Matters. Neither the Company nor any of its Subsidiaries is party to any Related Party Contract. No Affiliate of the Company (other than its Subsidiaries) owns any property, rights or assets used or held for use by, or necessary for, the business of the Company and its Subsidiaries.

Section 4.25        Customers and Suppliers. Schedule 4.25(a) sets forth a correct list of the top ten (10) customers, measured by revenue, of the Company and its Subsidiaries (taken as a whole) for the year ended December 31, 2020. Schedule 4.25(b) sets forth a correct list of the top ten (10) suppliers, measured by dollar volume of purchases, of the Company and its Subsidiaries (taken as a whole) for the year ended December 31, 2020. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, none of the customers listed on Schedule 4.25(a) or the suppliers listed on Schedule 4.25(b) has given any Company or any of its Subsidiaries written notice that it intends to terminate or materially and adversely change its relationship with the Company or any of its Subsidiaries.

Section 4.26        Data Protection. During the past three (3) years, the Company and its Subsidiaries have (a) complied in all material respects with Applicable Data Protection Requirements; (b) implemented and maintained commercially reasonable technical, physical, organizational, and administrative measures and policies to protect Personal Information and Company Data against unauthorized access, use, modification, disclosure, or loss, including commercially reasonable backup, security and disaster recovery technology and procedures, and have timely and reasonably remediated any audit findings relating to reported deficiencies identified as critical or high risks in their security safeguards; and (c) contractually obligated any third parties that process, access, or store Personal Information or other Company Data to abide by terms that are compliant in all material respects with Applicable Data Protection Requirements, as applicable. During the past three (3) years, to the knowledge of the Company, there has been no material unauthorized access, use, disclosure, or other material breach of security of Personal Information or other Company Data, and neither the Company or any of its Subsidiaries has provided or been required under Applicable Data Protection Requirements to provide notification of any breach of privacy or data security. During the past three (3) years, neither the Company nor any of its Subsidiaries has received written notice of any claim or any action, and to the Knowledge of the Company, no Person (including any Governmental Authority) has made any claim or commenced any action, against the Company or any of its Subsidiaries, with respect to alleged violations of Applicable Data Protection Requirements. To the knowledge of the Company, neither the execution, delivery nor performance of this Agreement, nor the consummation of the Sale Transaction will violate any Applicable Data Protection Requirements.

Section 4.27        Holding Companies.

(a)            The Company has no operations, does not engage in, and has never engaged in, any business activities and does not hold any material assets, interests or investments in any other entities, except for (i) holding its equity interests in Ball Metalpack Midco, LLC (“Midco”), (ii) its indirect ownership of Guarantorco and its Subsidiaries and (iii) any Cash. The Company does not have any liabilities other than those (x) arising from its ownership interests in Midco or (y) of Guarantorco and its Subsidiaries (through direct guaranties or otherwise).

(b)            Midco has no operations, does not engage in, and has never engaged in, any business activities and does not hold any material assets, interests or investments in any other entities, except for (i) holding its equity interests in Ball Metalpack Guarantorco, LLC (“Guarantorco”), (ii) its indirect ownership of Finco and its Subsidiaries and (iii) any Cash. Midco does not have any liabilities other than those (x) arising from its ownership interests in Guarantorco or (y) of Finco and its Subsidiaries (through direct guaranties or otherwise).

(c)            Guarantorco has no operations, does not engage in, and has never engaged in, any business activities and does not hold any material assets, interests or investments in any other entities, except for (i) holding its equity interests in Finco, (ii) its indirect ownership of Finco and its Subsidiaries and (iii) any Cash. Guarantorco does not have any liabilities other than those (x) arising from its ownership interests in Finco or (y) of Finco and its Subsidiaries (through direct guaranties or otherwise).

Section 4.28        No Additional Representations or Warranties. Except as provided in this Article IV, by Blocker Seller in ARTICLE V, in any certificate delivered hereunder or in any Ancillary Agreement, neither the Company, Blocker, Blocker Seller nor any of their respective Affiliates, nor any of their respective directors, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Buyer or Merger Sub or their respective Affiliates, directors, officers, employees, equityholders, partners, members or representatives and no such party shall be liable in respect of the accuracy or completeness of any information provided to Buyer or Merger Sub or their respective Affiliates, directors, officers, employees, equityholders, partners, members or representatives. The provisions of this Section 4.28 shall not, and shall not be deemed or construed to, waive or release any claims for Fraud.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF BLOCKER SELLER

Except as set forth in the Schedules, Blocker Seller represents and warrants to Buyer and Merger Sub as follows:

Section 5.1            Blocker Organization; Operation.

(a)            Blocker has been duly organized and is validly existing and in good standing under the Laws of the State of Delaware and has the limited liability company power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b)            Blocker is duly licensed or qualified and, where applicable, is in good standing as a foreign entity in all jurisdictions in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had and would not reasonably be expected to have a material adverse effect on Blocker. The copies of the certificate of formation and limited liability company agreement of Blocker previously made available by the Company to Buyer or its representatives are true and complete and are in full force and effect.

(c)            Blocker has no operations, does not engage in, and has never engaged in, any business activities and does not hold any assets, interests or investments in any other entities, in each case, except for (i) holding (A) as of the date hereof, its equity interests in Blocker Intermediary and (B) as of the Closing (following the consummation of the Blocker Restructuring) the Blocker Membership Interests as set forth in the recitals hereto, (ii) its indirect (or, at the Closing, with respect to the Company direct) partial ownership of the Company and its Subsidiaries and (iii) any Cash. Blocker does not have any liabilities other than those arising from its ownership interests in Blocker Intermediary and the Blocker Membership Interests following consummation of the Blocker Restructuring. Blocker (i) has no, and has never had any, employees and (ii) does not own or lease, and has never owned or leased, any real property or personal property.

(d)            Blocker is not in violation in any material respect of its limited liability company agreement.

Section 5.2            Due Authorization. Blocker Seller has all requisite limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions (including the Blocker Restructuring) contemplated hereby have been duly and validly authorized and approved by the general partner of Blocker Seller, and no other limited partnership proceeding on the part of Blocker Seller is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Blocker Restructuring). This Agreement has been duly and validly executed and delivered by Blocker Seller and (assuming this Agreement constitutes a legal, valid and binding obligation of Buyer and Merger Sub) this Agreement constitutes a legal, valid and binding obligation of Blocker Seller, enforceable against Blocker Seller in accordance with its terms, subject to the Remedies Exception.

Section 5.3            No Conflict. Except as set forth on Schedule 5.3, subject to receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.4, the execution, delivery and performance of this Agreement by Blocker Seller and the consummation of the transactions contemplated hereby by Blocker Seller do not and will not (a) violate any provision of, or result in the breach of, any applicable Law to which Blocker Seller or Blocker is bound, (b) conflict with the certificate of limited partnership, certificate of formation, limited partnership agreement or limited liability company, as applicable, of Blocker Seller or Blocker, or (c) violate any provision of or result in a breach of, or require a consent under, any Contract to which Blocker Seller or Blocker is a party or by which Blocker Seller or Blocker may be bound, or terminate or result in the termination of any such Contract, or result in the creation of any Lien (other than a Permitted Lien) under any such Contract upon any of the properties or assets of Blocker Seller or Blocker, or constitute an event which, with or without notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of any of the foregoing items set forth in clause (a) or (c) has not had or would not reasonably be expected to have, individually or in the aggregate, (x) a material adverse effect on the ability of Blocker Seller to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby or (y) a material adverse effect on Blocker.

Section 5.4            Governmental Authorities; Consents. Except as may result from any facts or circumstances relating solely to Buyer or any of its Affiliates, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Blocker Seller or Blocker with respect to its execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including the Blocker Restructuring), except for (a) applicable requirements of the HSR Act or any similar foreign Law, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to materially and adversely affect the ability of Blocker Seller to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby or (c) as otherwise disclosed on Schedule 5.4 of the Schedules.

Section 5.5            Capitalization; Title to Blocker.

(a)            All of the issued and outstanding Blocker Interests have been duly authorized and validly issued, are fully paid and non-assessable and have not been issued in violation of any applicable Law or preemptive or similar rights. There are no outstanding options, warrants, rights, profits interests, phantom equity or other securities convertible into, exchangeable or exercisable for, or the value of which is derived from, any Blocker Interests or other equity interest in Blocker, or any other commitments or agreements obligating Blocker to issue, sell, register for sale, grant, purchase, repurchase, acquire or redeem (or giving any Person any right to purchase or receive from Blocker Seller or any of its Subsidiaries or subscribe for) (i) any Blocker Interests or other equity interests in Blocker or (ii) any options, warrants, rights, profits interests, phantom equity or other securities convertible into, exchangeable or exercisable for, or the value of which is derived from, any Blocker Interests or other equity interest in Blocker. Except for this Agreement, there is no voting trust, member agreement, proxy or other agreement or understanding to which Blocker or the Company or any of its Subsidiaries is a party in effect with respect to the voting or transfer of any of the Blocker Interests or any other equity interest in Blocker.

(b)            Blocker Seller owns all of the Blocker Interests, free and clear of all Liens other than Liens under Blocker’s organizational documents and excluding restrictions on transfer generally arising under applicable securities Laws. Immediately prior to the Closing, after giving effect to the consummation of the Blocker Restructuring, Blocker will own all of the Blocker Membership Interests, free and clear of all Liens other than Liens under the Company’s organizational documents and excluding restrictions on transfer generally arising under applicable securities Laws. Other than the Blocker Interests, there is no outstanding limited liability company interest in Blocker.

Section 5.6            Litigation and Proceedings. There are no pending or, to the knowledge of Blocker Seller, threatened lawsuits, actions, suits, litigations, claims or other proceedings at law or in equity or, to the knowledge of Blocker Seller, investigations, in each case before or by any Governmental Authority against Blocker Seller or Blocker or their respective assets or properties which, if determined adversely, would reasonably be expected to have (i) a material adverse effect on the ability of Blocker Seller to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby or (ii) a material adverse effect on Blocker. Blocker is not subject to any material Governmental Order.

Section 5.7            Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Blocker, Buyer, the Company or any of its Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Blocker Seller or Blocker.

Section 5.8            Blocker Taxes.

(a)            All income and other material Tax Returns required by Law to be filed by the Blocker since January 1, 2018 have been timely filed in accordance with all applicable Laws, while taking into account any extension of time within which to file, and all such Tax Returns are true and complete in all material respects.

(b)            Since January 1, 2018, the Blocker (i) has paid (or has had paid on its behalf) all Taxes which are due and payable by the Blocker (whether or not shown on such Tax Returns), (ii) has complied in all respects with all applicable Laws relating to the deduction and payment and reporting of Taxes from amounts paid, owing or allocable to any employees, independent contractors, creditors, stockholders and other Persons, including the remittance thereof and any information reporting in relation thereto, and (iii) has deducted or withheld (within the time and in the manner prescribed by applicable Law) and remitted to the proper Governmental Authority (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under applicable Law.

(c)            Since January 1, 2018, no deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing, including those with respect to any Taxes due by or against the Blocker, which deficiency has not been resolved. As of the date hereof, no audit or other proceeding by any Governmental Authority is currently pending or threatened in writing against the Blocker with respect to any Taxes due from the Blocker. No waiver or extension of the statute of limitations is in effect for the assessment of any Taxes of any of the Blocker or has been requested for any period for audit and examination or assessment and collection of Tax for any taxable period as to which Tax could be assessed.

(d)            There are no Liens for Taxes upon any property or assets of the Blocker, except for Permitted Liens.

(e)            There are no Tax sharing, Tax indemnification, Tax receivable, Tax allocation, or Tax sharing agreements under which the Blocker would be expected to be liable after the Closing Date for the Tax liability of any Person that is not the Blocker, other than customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other agreements that do not relate primarily to Taxes.

(f)             The Blocker has made an election pursuant to Treasury Regulation Section 301.7701-3 to be classified as a corporation for U.S. federal income Tax purposes.

(g)            Since January 1, 2018, the Blocker has not entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) that has not been disclosed in the relevant Tax Return of the Blocker.

(h)            Since January 1, 2018, the Blocker has not been a “distributing corporation” or a “controlled corporation” in any distribution of stock qualifying for tax free treatment under Section 355 of the Code.

(i)              In the last three (3)-years, no written claim has been made by any Governmental Authority in a jurisdiction in which the Blocker does not have any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law (other than as a result of having been a member of any affiliated, consolidated, unitary, combined or similar group for Tax purposes of which the Blocker is the common parent), or as a transferee or successor.

(j)              The Blocker has collected all sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority, or has been furnished properly completed exemption certificates, and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax Law in all material respects.

(k)            The Blocker has not been a United States real property holding corporation within the meaning of Section 897 of the Code during the time period described in Section 897(c)(1)(A)(ii) of the Code, where, for purposes of this Section 4.15(l), the “date of the disposition” as such term is used in Section 897(a)(1)(A)(ii) of the Code, is deemed to be the Closing Date.

(l)              The Blocker has (i) to the extent it has elected such deferral, properly complied in all respects with all applicable Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, or any similar provision of subsequent applicable Law, (ii) to the extent applicable, eligible and claimed, or intended to be claimed, properly complied in all respects with all applicable Law for any available Tax credits under Sections 7001 through 7004 of the Families First Act and Section 2301 of the CARES Act, and (iii) not sought (nor has any Affiliate that would be aggregated with such entity and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)), as added by Section 1102 of the CARES Act.

(m)           The Blocker will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of U.S. federal, state, local or non-US Tax Law) executed before the Closing; (ii) an installment sale or open transaction disposition made prior to the Closing; (iii) a prepaid amount received outside the ordinary course of business prior to the Closing; or (iv) any Taxes imposed by Section 965(a) of the Code as in effect on the date hereof.

(n)            The Blocker (i) has not received any material letter ruling or similar concession from any Governmental Authority which ruling or concession is still in effect, or (ii) is or has ever been a party to or the beneficiary of any Tax exemption, Tax holiday or other Tax reduction contract or agreement or order with or from a Governmental Authority.

(o)            No asset of the Blocker is: (i) tax-exempt use property within the meaning of Section 168(h) of the Code; (ii) tax-exempt bond financed property within the meaning of Section 168(g) of the Code; (iii) security for any Debt, the interest of which is tax-exempt under Section 103(a) of the Code; or (iv) properly treated as owned by a person other than the applicable Blocker or any of its Subsidiaries for Tax purposes.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Section 5.8 are the only representations or warranties of Blocker Seller with respect to Tax matters.

Section 5.9            No Additional Representations and Warranties. Except as provided in this ARTICLE V, by the Company in ARTICLE IV, in any certificate delivered hereunder or in any Ancillary Agreement, neither the Company, Blocker, Blocker Seller nor any of their respective Affiliates, nor any of their respective directors, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Buyer or Merger Sub or their respective Affiliates, directors, officers, employees, equityholders, partners, members or representatives and no such party shall be liable in respect of the accuracy or completeness of any information provided to Buyer or Merger Sub or their respective Affiliates, directors, officers, employees, equityholders, partners, members or representatives. The provisions of this Section 5.9 shall not, and shall not be deemed or construed to, waive or release any claims for Fraud.

ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as set forth in the Schedules, Buyer and Merger Sub represent and warrant to Blocker Seller and the Company as follows:

Section 6.1            Corporate Organization. Buyer has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of South Carolina and Merger Sub has been duly formed and is validly existing as a limited liability company in good standing under the Laws of the State of Delaware. Each of Buyer and Merger Sub has the corporate or limited liability company power, as applicable and authority to own or lease its properties and to conduct its business as it is now being conducted. The copies of the certificate of incorporation or certificate of formation, as applicable, of each of Buyer and Merger Sub previously delivered by Buyer to the Company are true and complete and are in full force and effect. Neither Buyer nor Merger Sub is in violation in any material respect of its respective organizational documents. Each of Buyer and Merger Sub is duly licensed or qualified and, where applicable, is in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer or Merger Sub. Buyer owns, beneficially and of record, all of the outstanding limited liability company interests of Merger Sub, free and clear of all Liens.

Section 6.2            Due Authorization. Each of Buyer and Merger Sub has all requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and (subject to the consents, approvals, authorizations and other requirements described in Section 6.5) to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement by Buyer and Merger Sub and the consummation by them of the transactions contemplated hereby have been duly and validly authorized and approved by the sole member or boards of directors or managers, as applicable, of Buyer and Merger Sub, and no other organizational proceeding on the part of Buyer or Merger Sub is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by each of Buyer and Merger Sub and (assuming this Agreement constitutes a legal, valid and binding obligation of the Company and the Holder Representative) constitutes a legal, valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject to the Remedies Exception.

Section 6.3            No Conflict. Except as set forth on Schedule 6.3, the execution, delivery or performance of this Agreement by Buyer and Merger Sub and the consummation by them of the transactions contemplated hereby do not and will not (a) violate any provision of, or result in the breach of any applicable Law to which Buyer or Merger Sub is subject or by which any property or asset of Buyer or Merger Sub is bound, (b) conflict with the certificate of incorporation, bylaws or other organizational documents of Buyer or any Subsidiary of Buyer (including Merger Sub), or (c) violate any provision of, result in a breach of, constitute a default (or an event which, with or without notice, lapse of time or both, would become a default) under, require a consent under, give to any person any right of acceleration, termination, modification or cancellation under, result in the creation of any Lien (other than Permitted Liens) under, or terminate or result in the termination of, any agreement, indenture or other instrument to which Buyer or any Subsidiary of Buyer (including Merger Sub) is a party or by which Buyer or any Subsidiary of Buyer (including Merger Sub) may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien under any such agreement, indenture or instrument upon any of the properties or assets of Buyer or any Subsidiary of Buyer (including Merger Sub) or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing items set forth in clauses (a) or (c) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer or Merger Sub.

Section 6.4            Litigation and Proceedings. There are no Actions pending before or by any Governmental Authority or, to the knowledge of Buyer, threatened, against Buyer or Merger Sub or any of their respective Affiliates which, if determined adversely to Buyer or Merger Sub or any of their respective Affiliates would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer or Merger Sub. There is no Governmental Order binding upon Buyer or Merger Sub which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer or Merger Sub.

Section 6.5            Governmental Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Buyer or Merger Sub with respect to Buyer’s or Merger Sub’s execution or delivery of this Agreement or the consummation by Buyer or Merger Sub of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act or any similar foreign Law, (b) compliance with any applicable requirements of the Securities Act and any other applicable securities Laws, (c) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer or Merger Sub; and (d) as otherwise disclosed on Schedule 6.5.

Section 6.6            Financial Ability.

(a)            As of the date of this Agreement, Buyer has received and delivered to the Company an executed debt commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto and any associated fee letter, collectively, as amended, the “Debt Commitment Letter”), from JP Morgan Chase Bank, N.A. (“Lender”), pursuant to which Lender has committed, subject solely to the terms and conditions set forth therein, to provide to Buyer the amount of debt financing set forth therein (the “Debt Financing”) solely for the Debt Financing Purposes. A true and complete copy of the Debt Commitment Letter (other than the fee letter referred to in the Debt Commitment Letter, which is addressed below), as in effect as of the date hereof, has been previously provided to the Company. Buyer has fully paid all fees required by the Debt Commitment Letter to be paid on or before the date hereof and will pay all additional fees as they become due. As of the date hereof, the Debt Commitment Letter is a legal, valid, binding and enforceable obligation of Buyer and, to the knowledge of Buyer, each other party thereto (subject to the Remedies Exception) and in full force and effect, has not been amended, modified, withdrawn, terminated or rescinded in any respect, and does not contain any material misrepresentation by Buyer and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Buyer or Merger Sub. No amendment or modification to, or withdrawal, termination or rescission of, the Debt Commitment Letter is currently contemplated, except to the extent permitted by the penultimate sentence of Section 8.7(a), and the commitment contained in the Debt Commitment Letter has not been withdrawn or rescinded in any respect.

(b)            At the Closing, the aggregate net proceeds contemplated by the Debt Commitment Letter (after giving effect to the exercise of any or all “market flex” provisions related thereto) will be sufficient, together with Buyer’s cash on hand or undrawn amounts immediately available under existing credit facilities, for Buyer to consummate the transactions contemplated by this Agreement, and to satisfy all of the obligations of Buyer and Merger Sub under this Agreement, including (x) paying the Closing Sale Consideration and the Closing Employee Amount at Closing, (y) effecting the repayment or refinancing of the Closing Date Debt required to be repaid or refinanced in connection with the Closing and (z) paying all fees and expenses of Buyer and its Affiliates (and to the extent Buyer is responsible therefor under this Agreement, any other Person, including the Company Transaction Expenses) related to the transactions contemplated by this Agreement, including the Debt Financing (collectively, the “Debt Financing Purposes”). Neither Buyer nor Merger Sub has incurred any obligation, commitment, restriction or liability of any kind, and neither of them is contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to impair or adversely affect in any material respect such resources.

(c)            Except for the fee letter referred to in the Debt Commitment Letter (a true and complete copy of which fee letter has been provided to the Company, with only fee amounts, pricing caps, other economic terms and any “market flex” terms redacted), as of the date hereof, there are no side letters or other agreements, contracts (except for customary fee letters and engagement letters (none of which adversely affect the amount, conditionality, enforceability, termination or availability of the Debt Financing)) or arrangements related to the funding of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Neither the fee letter referred to in the Debt Commitment Letter nor any other Contract between the Lender, on the one hand, and Buyer or any of its Affiliates, on the other hand, contains any conditions precedent or other contingencies (1) related to the funding of the full amount of the Debt Financing or any provisions that could reasonably be expected to reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter or the aggregate proceeds contemplated by the Debt Commitment Letter below the amount required to consummate the transactions contemplated hereby or (2) that could reasonably be expected to otherwise adversely affect the conditionality, enforceability or availability of the Debt Commitment Letter with respect to all or any portion of the Debt Financing. Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer. As of the date hereof, neither Buyer nor Merger Sub (A) is in breach of any of the terms or conditions set forth in the Debt Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer or any other party thereto under any term or condition of the Debt Commitment Letter or (B) has any reason to believe that any of the conditions to the Debt Financing would not be expected to be satisfied on a timely basis or that the Debt Financing would not be expected to be available to Buyer and Merger Sub on the date on which the Closing should occur pursuant to Section 2.4.

Section 6.7            Brokers’ Fees. Except for fees described on Schedule 6.7 (which fees shall be the sole responsibility of Buyer), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.

Section 6.8            Solvency; Surviving Company After the Merger. Neither Buyer nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company, Blocker and Blocker Seller contained in this Agreement are true and correct in all material respects, and after giving effect to the Merger, at and immediately after the Effective Time, each of Buyer, Blocker and the Surviving Company and its Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 6.9            No Outside Reliance. Notwithstanding anything contained in this ARTICLE VI or any other provision hereof, each of Buyer and Merger Sub acknowledges and agrees that neither the Company, Blocker, Blocker Seller nor any of their respective Affiliates, nor any of its or their respective directors, officers, employees, equityholders, partners, members, agents or representatives, has made, or is making, any representation or warranty whatsoever, oral or written, express or implied (and neither Buyer nor Merger Sub nor any of their Affiliates or their respective directors, officers, employees, equityholders, partners, members, agents or representatives has relied on any representation, warranty or statement of any kind by Blocker, Blocker Seller, the Company or any of their respective Affiliates or any of its or their respective directors, officers, employees, equityholders, partners, members, agents or representatives), except for those expressly given in Article IV, Article V, in any Ancillary Agreement or in any certificate delivered by the Company or Blocker Seller under this Agreement, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Buyer or any of its Affiliates, or any of their respective directors, officers, employees, equityholders, partners, members, agents or representatives pursuant to the Confidentiality Agreement) or management presentations or due diligence discussions that have been or shall hereafter be provided to or engaged in with Buyer or any of its Affiliates or any of their respective directors, officers, employees, equityholders, partners, members, agents or representatives are not and will not be deemed to be representations or warranties of Blocker, Blocker Seller, the Company or any of their respective Affiliates or any of their respective directors, officers, employees, equityholders, partners, members, agents or representatives, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV, Article V, in any Ancillary Agreement or in any certificate delivered by the Company or Blocker Seller under this Agreement. Except as otherwise expressly set forth in this Agreement, each of Buyer and Merger Sub understands and agrees that any inventory, equipment, vehicles, assets, properties and business of Blocker, Blocker Seller, the Company and its Subsidiaries are furnished “as is”, “where is” and, subject only to the representations and warranties contained in Article IV, Article V, in any Ancillary Agreement or in any certificate delivered by the Company or Blocker Seller under this Agreement with all faults and without any other representation or warranty of any nature whatsoever. The provisions of this Section 6.9 shall not, and shall not be deemed or construed to, waive or release any claims for Fraud.

Section 6.10        Acquisition of Interests for Investment. Each of Buyer and Merger Sub has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Merger. Each of Buyer and Merger Sub confirms that the Company has made available to Buyer and Merger Sub and Buyer’s and Merger Sub’s agents and representatives the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries as well as access to the documents, information and records of the Company and its Subsidiaries and to acquire additional information about the business and financial condition of the Company and its Subsidiaries, and each of Buyer and Merger Sub confirms that it has made an independent investigation, analysis and evaluation of Blocker, the Company and its Subsidiaries and their respective properties, assets, business, financial condition, documents, information and records. Buyer is acquiring the equity interests of Blocker and the Surviving Company for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling equity interests of Blocker and the Surviving Company. Buyer understands and agrees that equity interests of Blocker and the Surviving Company may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

ARTICLE VII.
COVENANTS OF THE COMPANY

Section 7.1            Conduct of Business.

(a)            From the date of this Agreement through the earlier of the Closing and the termination of this Agreement pursuant to Section 11.1 (the “Pre-Closing Period”), and except (1) as required by applicable Law, (2) as set forth on Schedule 7.1, (3) as required by this Agreement (including in connection with the Blocker Restructuring), (4) as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or (5) as reasonably necessary or appropriate to respond to the effects or impacts of COVID-19 or any COVID-19 Measures (provided that, for purposes of this Section 7.1, any action taken by the Company or its Subsidiaries pursuant to this clause (5) shall be consistent with the Company’s or its Subsidiaries’ actions taken prior to the date hereof in response to COVID-19 or any COVID-19 Measures or, to the extent not so consistent due to new facts, circumstances or developments arising after the date hereof, such action shall be commercially reasonable for a company in a similar position and/or industry and/or location), the Company shall, and shall cause its Subsidiaries to, and Blocker Seller shall and shall cause Blocker to, use commercially reasonable efforts to (x) operate its business in the ordinary course and in accordance with past practice and (y) preserve intact in all material respects its business organization, employee relationships, assets and properties, existence in good standing, and business relationships. Without limiting the generality of the foregoing, except (1) as required by applicable Law, (2) as set forth on Schedule 7.1, (3) as required by this Agreement (including in connection with the Blocker Restructuring) or (4) as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause its Subsidiaries not to, and Blocker Seller shall not, and Blocker Seller shall cause Blocker not to, as applicable:

(i)                 (A) change or amend the certificate of formation, limited liability company agreement or other organizational documents of the Company or any of its Subsidiaries or Blocker; or (B) authorize for issuance, issue, grant, sell, deliver, dispose of, repurchase, redeem, split, combine, reclassify, pledge or otherwise encumber any equity securities of the Company or any of its Subsidiaries or Blocker or securities that are convertible into, exchangeable or exercisable for or the value of which is derived from, any equity securities of the Company or any of its Subsidiaries or Blocker;

(ii)              make or declare any dividend or distribution to the equityholders of the Company or Blocker, except for dividends or distributions of cash or cash equivalents, in each case, made prior to the Closing Date;

(iii)            except in the ordinary course of business consistent with past practice, (A) materially adversely modify, terminate (excluding any expiration in accordance with its terms or exercise of any right by a counterparty) or waive any material rights under any Contract of a type required to be listed on Schedule 4.12 or any material insurance policy required to be listed on Schedule 4.17; or (B) enter into any Contract of a type that would be required to be listed on Schedule 4.12(a) (other than clauses (i) and (iv) thereof) if such Contract was in effect on the date hereof;

(iv)             sell, assign, transfer, convey, lease, encumber (other than with respect to Permitted Liens) or otherwise dispose of any material assets or properties, except (A) sales of inventory and products in the ordinary course of business, (B) for the sale of obsolete assets or (C) pursuant to existing Contracts in effect prior to the execution of this Agreement and which (solely in the case of Material Contracts) have been made available to Buyer;

(v)               sell, assign, transfer license or otherwise dispose of or grant any exclusive rights under or allow to lapse or fail to prosecute any material Company Owned Intellectual Property;

(vi)             except as otherwise required by this Agreement, Law, any Collective Bargaining Agreement or existing Company Benefit Plans, (A) grant any severance or termination pay or retention bonus or change in control bonus; (B) hire or terminate (other than for cause) the employment of any employee whose base compensation exceeds $200,000; (C) adopt, establish, enter into or materially amend any Company Benefit Plan (except in the ordinary course of business consistent with past practice to the extent it does not result in a material increase in costs for the Company); (D) enter into or amend any individual employment or consulting agreement or Company Benefit Plan that is an individual employment or consulting agreement, in each case, other than in the ordinary course of business consistent with past practice in connection with any individual’s promotion, hire or engagement that is not prohibited under this Section 7.1(a)(vi); (E) enter into or amend any Collective Bargaining Agreement, except for renewal or extension of any expiring Collective Bargaining Agreement in the ordinary course of business that does not materially increase the cost of compensation and benefits provided to covered employees under such Collective Bargaining Agreement to the Company and its Subsidiaries, taken as a whole or otherwise have terms materially less favorable in the aggregate to the Company and its Subsidiaries than those contained in such Collective Bargaining Agreement (provided that the Company shall consult with Buyer with respect to any such renewal or extension); (F) increase salaries, wage rates or other material compensation or benefits of any Service Provider (other than making merit-based raises or cost of living increases to salaries or wage rates of employees of the Company and its Subsidiaries in the ordinary course of business, provided that such raises or increases do not exceed four and two-tenths percent (4.2%) in the aggregate relative to the salaries and wage rates in effect with respect to all such employees as of the date of this Agreement); or (G) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Benefit Plan;

(vii)          acquire (whether by merger or consolidation with or by purchase of equity), or merge or consolidate with, or purchase a substantial portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(viii)        adopt or effect a plan of complete or partial liquidation or dissolution;

(ix)           make any loans, advances of money or capital contributions to, or investments in, any Person (other than Blocker, the Company and its Subsidiaries), except for (A) loans made pursuant to Company Benefit Plans or advances to employees or officers of Blocker, the Company or any of its Subsidiaries for expenses incurred in the ordinary course of business consistent with past practice or (B) for the avoidance of doubt, trade or similar credit extended in the ordinary course of business;

(x)             except in the ordinary course of business and consistent with past practice, (A) file, make, change or rescind any material Tax election; (B) except as required or permitted by GAAP, make any change to any material Tax accounting principles, methods or practices; (C) file any material amended Tax Return; (D) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, advance pricing agreement or closing agreement; (E) request any Tax ruling from a Governmental Authority; (F) settle or compromise any material Tax proceeding; (G) other than in the ordinary course of business, consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; (H) change its jurisdiction of Tax residence; or (I) surrender any claim for a material refund of Taxes; to the extent such action or actions, taken as a whole, would reasonably be expected to adversely affect Buyer, the Blocker, the Company or its Subsidiaries after the Closing;

(xi)             waive, release, assign, compromise, commence, settle or agree to settle any Action, other than waivers, releases, compromises or settlements that (A) do not involve the payment of uninsured monetary damages that exceed applicable reserves by amounts in excess of $250,000 individually or $500,000 in the aggregate and (B) do not include the imposition of equitable relief on, or the admission of wrongdoing by, the Blocker, the Company or its Subsidiaries;

(xii)          incur or guarantee any Debt of a type described in clauses (a), (b), (d) or (f) of the definition thereof, other than (i) Debt incurred in the ordinary course of business or (ii) additional drawdowns on any credit facilities existing as of the date hereof;

(xiii)          make any capital expenditures that are in excess of $250,000 individually or $1,000,000 in the aggregate;

(xiv)         change accounting methods or practices in any material respect, except as required by changes in GAAP; or

(xv)           enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.1(a).

(b)            Notwithstanding anything to the contrary in this Agreement:

(i)              nothing contained in this Agreement shall give Buyer, directly or indirectly, any right to control or direct the operations of Blocker, the Company and its Subsidiaries prior to the Closing; and

(ii)              prior to the Closing, each of Blocker, the Company and Buyer shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 7.2            Inspection. Except for any information that is subject to attorney-client privilege or other privilege from disclosure (in which case the Company shall use commercially reasonable efforts to provide such information in a manner that would not result in a loss of such privilege) and subject to any restrictions in any lease of any Leased Real Property with respect to access to a property, the Company shall, and shall cause its Subsidiaries to, and Blocker Seller shall cause Blocker to, afford to Buyer and its accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not interfere with the normal operation of Blocker, the Company and its Subsidiaries, to their respective properties, books, contracts, commitments, Tax Returns, records and appropriate officers and employees of Blocker, the Company and its Subsidiaries, and shall furnish such representatives with financial and operating data and other information concerning the affairs of Blocker, the Company and its Subsidiaries, in each case, as Buyer or such representatives may reasonably request; provided, that (i) such inspection shall be conducted in accordance with all applicable competition Laws (and the Company shall reasonably cooperate with Buyer to allow such inspection to be conducted in a manner that is compliant with applicable competition Laws), shall only be upon reasonable advance notice and shall be at Buyer’s sole cost and expense; and (ii) Buyer and its representatives shall not be permitted to perform any environmental sampling or testing at any real property owned or leased by Blocker, the Company or any of its Subsidiaries, including sampling or testing of soil, groundwater, surface water, building materials, or air emissions or wastewater discharges. All information obtained by Buyer, Merger Sub and their respective representatives shall be subject to the Confidentiality Agreement. All requests for access to the properties, books and records or other information of Blocker, the Company and its Subsidiaries shall be made to such representatives of the Company as the Holder Representative shall designate in writing.

Section 7.3            Antitrust Approvals.

(a)            In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) (a) comply promptly, but in no event later than ten (10) Business Days after the date hereof, with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination or expiration of the waiting period under the HSR Act and (b) as soon as practicable, make such other filings or start any pre-notification proceedings with any foreign Governmental Authorities as may be required under any applicable similar foreign Law. The Company shall use its reasonable best efforts to substantially comply with any Antitrust Information or Document Requests made of the Company or any of its Affiliates.

(b)            The Company shall exercise its reasonable best efforts and take all necessary steps to (i) obtain termination or expiration of the waiting period under the HSR Act and such other approvals, consents and clearances as may be necessary, proper or advisable under any foreign antitrust or competition laws, in each case, prior to the Termination Date, (ii) furnish to Buyer all information required for any application or other filing to be made by Buyer pursuant to any Law in connection with the transactions contemplated by this Agreement, and (iii) otherwise cooperate with Buyer in connection with any filing.

(c)            The Company shall not offer, propose or agree, and shall cause its Affiliates and Subsidiaries not to offer, propose or agree, without the prior written consent of Buyer, any Remedies (as defined below).

(d)            The Company shall promptly furnish to Buyer copies of any notices or written communications received or given by the Company or any of its Affiliates from or to any Governmental Authority or (to the extent related to antitrust or competition laws or related approvals or clearances) any other Person with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Buyer an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company and/or its Affiliates to any Governmental Authority or other such Person concerning the transactions contemplated by this Agreement; provided, however, that the Company may redact from the copies of such proposed communications provided to counsel to Buyer any competitively sensitive proprietary information of the Company. The Company agrees to provide Buyer and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any third party or Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby (unless not permitted to do so by the applicable Governmental Authority).

Section 7.4            Termination of Certain Agreements. Prior to the Closing, the Company and Blocker Seller shall have taken all actions necessary to terminate, and shall cause to be terminated at or prior to the Closing, each Related Party Contract listed on Schedule 7.4 to the extent such Contract will not automatically terminate in accordance with its terms in connection with the transactions contemplated by this Agreement, in each case without any liabilities or obligations of any kind on the part of the Company and any of its Subsidiaries after the Closing.

Section 7.5            Blocker Restructuring. Prior to the Effective Time, the Company and Blocker Seller shall, and shall cause their Affiliates to, consummate the Blocker Restructuring. The Blocker Restructuring shall not be effected in any manner that causes any Tax or other liabilities to Blocker except for such liabilities that are included in the Closing Date Debt, Closing Date Net Working Capital or Closing Date Company Transaction Expenses. The Company and Blocker Seller shall provide all draft documentation effecting the Blocker Restructuring to Buyer at least five (5) Business Days prior to the consummation of the Blocker Restructuring and consider in good faith all reasonable comments thereon by Buyer or its representatives. Notwithstanding anything to the contrary herein but subject to Section 4.6(d), Buyer and Merger Sub acknowledge and agree that the allocation of the Membership Interests may change after the date hereof, that the Pre-Closing Holders shall be entitled to shift or reallocate amongst themselves the Membership Interests held by them in their sole discretion (subject to any restrictions on transfer applicable to such Pre-Closing Holders) and that Blocker Seller and the Company shall not be deemed to have breached any of their representations, warranties, covenants or other agreements (other than Section 4.6(d)) (including for purposes of the conditions and indemnification provisions hereof) as a result of any such reallocation. Notwithstanding anything to the contrary herein and for the avoidance of doubt, Pre-Closing Holders and Blocker will, immediately prior to the Effective Time, own 100% of the Membership Interests.

Section 7.6            Cooperation with Financing.

(a)            Prior to the Closing, the Company shall use reasonable best efforts, at Buyer’s sole expense (including all documented out-of-pocket third party costs incurred by the Company), to cooperate and cause the Company’s Subsidiaries to cooperate with Buyer as necessary in connection with the arrangement of the Debt Financing (which, for purposes of this Section 7.6, shall be deemed to include any registered public offering of debt securities of Buyer or private placement of debt securities of Buyer pursuant to Rule 144A under the Securities Act) as may be customary and reasonably requested by Buyer with reasonable prior notice to Company (provided that such requested cooperation does not (x) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (y) cause any representation or warranty in this Agreement to be breached or (z) cause any condition in this Agreement to fail to be satisfied), and provided further that the scope and nature of financial and other information to be provided by the Company is addressed exclusively in the following clause (iii), including using reasonable best efforts to:

(i)                 participate at reasonable times in a reasonable number of meetings, drafting sessions, presentations, road shows, and rating agency and due diligence sessions, in each case, upon reasonable advance notice;

(ii)              (I) furnish Buyer and its Debt Financing Sources with customary financial and other pertinent information regarding the Company as may reasonably be requested in connection with the structuring, arrangement and syndication of the Debt Financing (in each case, to the extent reasonably available), including the materials required by clause (b)(ii) of paragraph (ii) of Exhibit B to the Debt Commitment Letter, and (II) if Buyer is pursuing a registered public offering of debt securities or a private placement of debt securities pursuant to Rule 144A under the Securities Act and has notified the Company of such election, (A) furnish Buyer and its Debt Financing Sources with such other historical financial and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act and the Exchange Act, in each case that is customary for, and subject to exceptions that are customary for, such offering, as reasonably requested by Buyer or its Debt Financing Sources for due diligence purposes (B) and request the Company’s independent accountants and/or auditors to issue customary “comfort letters” and consents with respect to the financial information of the Company to Buyer’s Debt Financing Sources in connection with such offering, including as to customary negative assurances required to consummate such offering and reasonably cooperate with such accountants and/or auditors in connection therewith; provided that, for the avoidance of doubt, the Company shall not be required to provide, and Buyer shall be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (C) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (D) subsidiary financial statements or any other information of the type required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act (and, in each case, any successor thereto), (E) the compensation discussion and analysis or other information required by Item 402 of Regulation S-K under the Securities Act or information regarding executive compensation or related-party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A (and, in each case, any successor thereto) or (F) “segment” financial information;

(iii)            assist Buyer and its Debt Financing Sources in the preparation of (A) customary marketing materials to be used in a syndication or marketing of the Debt Financing and (B) materials for rating agency presentations; provided that the Company shall, upon request, have the right to review and comment on materials in the foregoing clauses (A) and (B) prior to the dissemination of such material to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority);

(iv)             cooperate with the marketing efforts of Buyer and its Debt Financing Sources for any portion of the Debt Financing as reasonably requested by Buyer;

(v)               cause the Company’s independent accountants and/or auditors to provide customary cooperation with the Debt Financing, including participation in auditing and accounting due diligence sessions;

(vi)             provide to Buyer and the Debt Financing Sources promptly and in any event at least three (3) Business Days prior to the Closing Date, all documentation and other information about the Company and its Subsidiaries required by the Debt Financing Sources or regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is required under any Debt Financing to the extent such documentation and other information is requested in writing to the Company at least ten Business Days prior to the Closing Date; and

(vii)          subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors;

provided, in each case, that (1) neither the Company nor any of its Subsidiaries shall be required to incur or satisfy any liability (including the payment of any fees) in connection with the Debt Financing prior to the Effective Time, (2) the pre-Closing board of directors of the Company and the directors, managers and general partners of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (3) neither the Company nor any of its Subsidiaries shall be required to execute or deliver prior to the Effective Time any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Debt Financing (other than customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors or certificates of state or other government officials as to the existence, good standing, tax status or qualification to do business of the Company or its Subsidiaries), (4) except as expressly provided above, neither the Company nor any of its Subsidiaries shall be required to take any corporate or similar actions prior to the Effective Time to permit the consummation of the Debt Financing, and (5) no Affiliate of the Company (other than a Subsidiary of the Company) shall have any obligations under this Section. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, its Affiliates or their respective businesses, reputation or goodwill and on such other customary terms and conditions as the Company may reasonably impose.

(b)            Neither the Company nor any of its Subsidiaries shall have any liability to Buyer or Merger Sub in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 7.6 (other than to the extent arising from Fraud). Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 10.2(b), as it applies to the Company’s obligations under this Section 7.6, shall be deemed satisfied unless (i) the Company has materially breached its obligations under this Section 7.6 and (ii) such breach has been the primary cause of the Debt Financing not being obtained.

Section 7.7            Payoff Letters and Release of Liens. The Company shall deliver to Buyer, at least two (2) Business Days prior to the Closing (or such shorter time as the Buyer may agree), a draft payoff letter in customary form (each a “Payoff Letter”) from each applicable agent or creditor under each item of Debt to be repaid by Buyer pursuant to Section 3.2(c), in form and substance reasonably satisfactory to Buyer, which Payoff Letter when delivered in final form prior to the Closing Date shall, among other things (a) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties and any other monetary obligations then due and payable under such Debt (the “Payoff Amount”), (b) provide that upon receipt of the Payoff Amount under each such Payoff Letter, such Debt and all related loan documents (or similar agreements) shall be terminated and (c) provide that all Liens (if any) and guarantees in connection with such Debt securing the obligations under such Debt shall be released and terminated upon receipt of the Payoff Amount. The Company shall cooperate in good faith as may be reasonably requested by Buyer to obtain a written statement (including, if applicable, a UCC-3 termination statement) in customary form from the applicable holder of the indebtedness secured under the Lien described in Schedule 7.7, releasing all Liens on the Company and its Subsidiaries and their respective their assets and properties under such Lien.

Section 7.8            Cooperating with Reporting Obligations. Prior to the Closing, the Company shall use reasonable best efforts, at Buyer’s sole expense (including all documented out-of-pocket third party costs incurred by the Company), to cooperate and cause the Company’s Subsidiaries to cooperate with Buyer as necessary in connection with Buyer’s compliance with its reporting obligations under the Exchange Act and the rules and regulations promulgated thereunder as may be reasonably requested by Buyer with reasonable prior notice to Company (provided that such requested cooperation does not (x) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (y) cause any representation or warranty in this Agreement to be breached or (z) cause any condition in this Agreement to fail to be satisfied), including using reasonable best efforts to furnish Buyer with financial information of the type that would be required to be provided pursuant to Section 7.6(a)(ii)(II) hereof (but subject to the limitations contained therein), in each case that is necessary for compliance with such obligations.

Section 7.9            Transfer Restrictions. Except for the entry into and performance of this Agreement, Blocker Seller shall not sell, assign, transfer, convey, deliver, pledge, encumber or otherwise dispose of any of the limited liability company interests of Blocker (or enter into any agreement to do any of the foregoing) and shall cause: (a) Blocker Intermediary 2 and Blocker Intermediary to not sell, assign, transfer, convey, deliver, pledge, encumber or otherwise dispose of any of Blocker Membership Interests (or enter into any agreement to do any of the foregoing) except pursuant to the Blocker Restructuring and (b) the Blocker to not sell, assign, transfer, convey, deliver, pledge, encumber or otherwise dispose of any of Blocker Membership Interests (or enter into any agreement to do any of the foregoing).

ARTICLE VIII.
COVENANTS OF BUYER

Section 8.1            Antitrust Approvals.

(a)            In connection with the transactions contemplated by this Agreement, Buyer shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination or expiration of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings or start pre-notification proceedings with any foreign Governmental Authorities as may be required under any applicable similar foreign Law. Buyer shall use its reasonable best efforts to substantially comply with any Antitrust Information or Document Requests made of Buyer or any of its Affiliates.

(b)            Buyer shall exercise its reasonable best efforts and take all necessary steps to (i) obtain termination or expiration of the waiting period under the HSR Act and such other approvals, consents and clearances as may be necessary, proper or advisable under any foreign antitrust or competition laws, in each case, prior to the Termination Date, (ii) furnish to the Company all information required for any application or other filing to be made by the Company pursuant to any Law in connection with the transactions contemplated by this Agreement, and (iii) otherwise cooperate with the Company in connection with any filing and in connection with resolving any investigation or other inquiry of any Governmental Authority. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of the HSR Act, any antitrust Law or any similar foreign Law, Buyer shall use its reasonable best efforts and take promptly any and all necessary steps (x) to contest and resist any such Action, including to prevent the entry in any Action brought by an Antitrust Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement, and (y) to have vacated, lifted, reversed or overturned prior to the Termination Date any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement (including (I) the taking of steps contemplated by Section 8.1(c), but subject to the last sentence of Section 8.1(c) and (II) initiating and exhausting all appeals, and posting bonds in connection therewith), unless, by mutual agreement, Buyer and the Company decide that litigation is not in their respective best interests.

(c)            Without limiting the foregoing, Buyer shall, and shall cause its Affiliates to, cooperate in good faith with the Antitrust Authorities and undertake (x) any and all actions necessary, proper or advisable to satisfy the conditions set forth in Sections 10.1(a) and 10.1(b) and to complete lawfully the transactions contemplated by this Agreement prior to the Termination Date and (y) any and all actions necessary, proper or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Authority to the transactions contemplated hereby the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including (i) proffering and consenting and agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate of, or other limitations or restrictions on, particular assets, categories of assets or lines of business of Blocker, the Company or any of its Subsidiaries or Buyer or any of its Affiliates, (ii) effecting such disposition, licensing or holding separate of assets or lines of business, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Termination Date, (iii) offering to terminate any existing relationships and contractual rights and obligations and, if the offer is accepted, terminating such relationships and rights, and (iv) otherwise offering to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, taking or committing to take such action, that limits their freedom of action with respect to any of the assets or business of Buyer or any of its Affiliates or Blocker, the Company or any of its Subsidiaries, or their ability to retain any of their assets or lines of business (“Remedies”). Notwithstanding anything to the contrary contained herein, Buyer shall not be required to agree to any Remedies with respect to the business, assets, Contracts, relationships or rights of Buyer or any of its Subsidiaries (other than with respect to the Company and any of its Subsidiaries or any of their respective businesses, assets, Contracts, relationships or rights), except as may be incidental or necessary to effectuate any Remedies with respect to the business, assets, Contracts, relationships or rights of the Company and its Subsidiaries that are otherwise required to be agreed to pursuant to the immediately preceding sentence.

(d)            Buyer shall, on behalf of the parties, control and lead all communications, meetings, negotiations and strategy for dealing with any Governmental Authority, and Buyer shall, on behalf of the parties, control and lead the defense strategy for dealing with any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the transactions contemplated hereby that are brought by any Governmental Authority or relate to any antitrust Laws; provided that Buyer shall consult in good faith with the Company in connection with such controlling and leading.

(e)            Buyer shall promptly furnish to the Company and the Holder Representative copies of any notices or written communications received or given by Buyer or any of its Affiliates from or to any Governmental Authority or (to the extent related to antitrust or competition laws or related approvals or clearances) any other Person with respect to the transactions contemplated by this Agreement, and Buyer shall permit counsel to the Company an opportunity to review in advance, and Buyer shall consider in good faith the views of such counsel in connection with, any proposed written communications by Buyer and/or its Affiliates to any Governmental Authority or other such Person concerning the transactions contemplated by this Agreement; provided, however, that Buyer may redact from the copies of such proposed communications provided to counsel to the Company any competitively sensitive proprietary information of Buyer. Buyer agrees to provide the Company, the Holder Representative and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Buyer and/or any of its Affiliates, agents or advisors, on the one hand, and any third party or Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby (unless not permitted to do so by the applicable Governmental Authority).

(f)             Buyer shall be responsible for and pay all fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

Section 8.2            Indemnification and Insurance.

(a)            From and after the Effective Time, Buyer agrees to cause Blocker, the Surviving Company and its Subsidiaries to honor any and all obligations to indemnify, hold harmless and advance expenses to each present and former director, officer and employee of Blocker, the Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, pursuant to and in accordance with the terms of their respective certificate of formation, limited liability company agreement or other organizational documents in effect on the date of this Agreement; provided that, Section 6.5 of the LLC Agreement shall, for the purposes of this Section 8.2(a), be deemed to apply to all of the Company’s Subsidiaries and all directors and officers of such Subsidiaries. Buyer shall cause Blocker, the Surviving Company and each of its Subsidiaries for a period of not less than six (6) years from the Effective Time (i) to maintain provisions in its certificate of formation, limited liability company agreement or other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Blocker, the Surviving Company’s and its Subsidiaries’ former and current officers, directors and employees that are no less favorable to those Persons than the provisions of the certificate of formation, limited liability company agreement or other organizational documents of Blocker, the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement, and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)            For a period of six (6) years from the Effective Time, Buyer shall cause Blocker and the Surviving Company to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Blocker’s, the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, however, that Buyer or the Surviving Company may cause coverage to be extended under the current directors’ and officers’ liability insurance policies by obtaining at or prior to the Closing, at the sole cost of Buyer, a prepaid, non-cancelable six-year “tail” policy (the “D&O Tail Policy”) containing terms not less favorable than the terms of such current insurance coverage with respect to matters existing or occurring at or prior to the Effective Time, provided, that in no event shall the premium required to be paid with respect to the D&O Tail Policy exceed 300% of the aggregate annual premium most recently paid by Blocker and the Company and its Subsidiaries in respect of their current directors’ and officers’ liability insurance policies.

(c)            Notwithstanding anything contained in this Agreement to the contrary, this Section 8.2 shall survive the consummation of the Sale Transaction until its full performance and shall be binding, jointly and severally, on all successors and assigns of Buyer, Blocker and the Surviving Company. In the event that Buyer, Blocker or the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer, Blocker or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 8.2.

Section 8.3            Employment Matters.

(a)            For a period of no less than one (1) year following the Closing Date, Buyer shall, or shall cause the Surviving Company and its Subsidiaries to, maintain for each employee who is employed by Buyer, the Surviving Company or any of their Subsidiaries following the Closing Date (the “Continuing Employees”) (i) at least the same base salary or wage rate and annual cash incentive or other short-term cash incentive opportunities as those provided to the Continuing Employee immediately prior to the Closing, (ii) severance benefits not less favorable than the severance benefits to which the Continuing Employee was entitled under the terms described on Schedule 8.3(a), and (iii) other compensation and benefits which are substantially comparable in the aggregate to those provided to the Continuing Employee immediately prior to the Closing; provided, however, that no equity-based, retention, change-in-control or other similar special or non-recurring compensation or benefits (including the Participation Plan) provided prior to the Closing Date shall be taken into account for purposes of this covenant. This Section 8.3 shall not limit the obligation of Buyer, the Surviving Company or any of its Subsidiaries to maintain any compensation arrangement or benefit plan that, pursuant to an existing Contract or applicable Law, must be maintained for a period longer than one (1) year. No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit Buyer or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with applicable Law.

(b)            From and after the Closing, Buyer shall give each Continuing Employee full credit for all purposes (including for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies, vesting and benefit accrual) under any employee benefit plans, arrangements, and employment-related entitlements (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, termination indemnity, severance or separation pay plans) provided, sponsored, maintained or contributed to by Buyer or any of its Subsidiaries for such Continuing Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries as of immediately prior to the Closing, except to the extent such credit would result in the duplication of benefits for the same period of service. Notwithstanding the foregoing, to the extent permitted under applicable Law, Buyer shall not be required to provide credit for such service for benefit accrual purposes under any employee benefit plan of Buyer that is a defined benefit pension plan.

(c)            Buyer shall use commercially reasonable efforts to (i) waive for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Buyer or any of its Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company and its Subsidiaries, and (ii) give full credit under the welfare plans of Buyer and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime or out-of-pocket maximums, as if there had been a single continuous plan.

(d)            If requested by Buyer in writing delivered to the Company following the date hereof and at least ten (10) Business Days prior to the Closing Date, the Company shall adopt resolutions to terminate, effective as of no later than the day before the Closing Date and contingent upon the occurrence of the Closing, each Company Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(k) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Company 401(k) Plans”). If Buyer requests that the Company 401(k) Plans be terminated, (i) the Company shall provide Buyer with any resolutions, plan amendments, notices or other documents prepared to effectuate the termination of the Company 401(k) Plans and give Buyer a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, the Company shall provide Buyer with the final documentation evidencing that resolutions terminating the Company 401(k) Plans have been adopted and (ii) the Continuing Employees shall be eligible to participate, effective as of the Closing Date, in a 401(k) plan sponsored or maintained by Buyer or one of its Subsidiaries (the “Buyer 401(k) Plan”). Buyer and the Company shall take any and all actions as may be required, including amendments to the Company 401(k) Plans and/or the Buyer 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the Buyer 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the Company 401(k) Plans in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the Company 401(k) Plans.

(e)            Nothing in this Section 8.3 shall (i) be construed as an establishment of amendment or other modification of any Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Agreement or (iii) limit the right of the Company, Buyer, the Surviving Company or any of their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan.

(f)             Not less than two (2) Business Days prior to the Closing Date, the Company may deliver to Buyer a schedule setting forth, for each employee of the Company and its Subsidiaries listed therein, such individual’s 2021 annual performance bonus payment amount (the “Bonus Schedule”), provided that the aggregate bonus amount set forth on the Bonus Schedule (and the employer portion of any Medicare, unemployment, social security or similar Taxes payable with respect thereto) will not exceed the aggregate amount accrued for 2021 annual performance bonuses (and such employer Taxes) in the Estimated Closing Date Net Working Capital. The Surviving Company shall pay, not later than the time annual bonuses for 2021 are paid to similarly situated employees of Buyer and its Subsidiaries (but in any case not later than March 15, 2022), to each such individual the 2021 annual performance bonus payment amount set forth beside such individual’s name on such Bonus Schedule (reduced by the amount of any Taxes required to be withheld under applicable Law with respect to such payments, which amounts, so withheld, shall be duly and timely deposited with the applicable Governmental Authority by the Surviving Company).

Section 8.4            Retention of Books and Records. Buyer shall cause Blocker, the Company and its Subsidiaries to retain all books, records and documents pertaining to the Blocker, the Company and its Subsidiaries in existence at the Closing that are required to be retained under current retention policies for a period of seven (7) years from the Closing Date (or, if later with respect to Tax matters, until sixty (60) days after the expiration of the applicable statute of limitations), and to make the same available after the Closing for inspection and copying by the Holder Representative or its representatives for the purposes of preparing Tax Returns for or defending against any claims or investigations against any Pre-Closing Holders or the Blocker Seller or for any other bona fide business purpose solely relating to the pre-Closing ownership of the Blocker, the Company and/or its Subsidiaries at the Holder Representative’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice. After such seven-year or longer period, before Buyer, Blocker, the Surviving Company or any of its Subsidiaries may dispose of any such books and records, Buyer shall give at least ninety (90) days’ prior written notice of such intention to dispose to the Holder Representative, and the Holder Representative shall be given an opportunity, at its cost and expense (which shall be treated as a Holder Representative Expense), to remove and retain all or any part of such books and records as it may elect.

Section 8.5            Contact with Customers and Suppliers. During the Pre-Closing Period, Buyer shall not, and shall cause its Affiliates and its and their respective representatives not to, directly or indirectly, contact or communicate with the employees, customers, suppliers, distributors or licensors of the Company or the Company’s Subsidiaries, or any other Persons having a business relationship with the Company or the Company’s Subsidiaries, in each case concerning the transactions contemplated hereby without the prior written consent of the Holder Representative (whose consent may not be unreasonably conditioned, withheld, delayed or denied).

Section 8.6            Reserved.

Section 8.7            Financing.

(a)            Buyer and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (including complying with any request requiring the exercise of any flex provisions in the fee letter), including, but not limited to, as promptly as possible:

(i)             satisfying, or causing to be satisfied, on a timely basis all conditions to Buyer and Merger Sub obtaining the Debt Financing set forth therein (including the payment of any fees required as a condition to the Debt Financing);

(ii)             negotiating and entering into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) that are not less favorable, taken as a whole, to Buyer, so that the agreements are in effect no later than the Closing Date; provided, however, that this clause (ii) will not prohibit Buyer from agreeing to terms that are less favorable to Buyer if such terms would be permitted in an amendment to the Debt Commitment Letter entered in accordance with this Section 8.7(a);

(iii)            maintaining in effect the Debt Commitment Letters and (from and when executed) the other Debt Documents through the consummation of the Closing; and

(iv)            consummating the Debt Financing or causing the Debt Financing to be consummated at or prior to Closing.

Buyer shall give the Company prompt notice (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a breach or default) by any party to the Debt Commitment Letter or other Debt Document of which Buyer or Merger Sub becomes aware, (B) if and when Buyer or Merger Sub becomes aware that any portion of the Debt Financing contemplated by the Debt Commitment Letter may not be available for the Debt Financing Purposes, (C) of the receipt of any written notice or other written communication from any Person with respect to any (i) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or other Debt Document or (ii) material dispute or disagreement between or among any parties to the Debt Commitment Letter or other Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or Debt Documents), and (D) of any expiration or termination of the Debt Commitment Letter or other Debt Document. Without limiting the foregoing, (x) Buyer and Merger Sub shall not, and shall not permit any of their Affiliates to, without the prior written consent of the Company, take or fail to take any action or enter into any transaction that could reasonably be expected to materially impair, delay or prevent consummation of the Debt Financing contemplated by the Debt Commitment Letter, and (y) to the extent requested, Buyer and Merger Sub shall keep the Company informed on a reasonably current basis in reasonable detail of the status of their efforts to arrange the Debt Financing. If any portion of the Debt Financing becomes, or would reasonably be expected to become, unavailable, Buyer and Merger Sub shall use all reasonable best efforts to arrange and obtain alternative financing, including from alternative sources, in an amount that is sufficient to replace any unavailable portion of the Debt Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such event and the provisions of this Section 8.7 shall be applicable to the Alternative Financing, and, for the purposes of Section 7.6 and this Section 8.7, all references to the Debt Financing shall be deemed to include such Alternative Financing and all references to the Debt Commitment Letter or other Debt Documents shall include the applicable documents for the Alternative Financing. Buyer and Merger Sub shall (1) comply with the Debt Commitment Letter and each definitive agreement with respect thereto (collectively, with the Debt Commitment Letter, the “Debt Documents”), (2) use reasonable best efforts to enforce their rights under the Debt Commitment Letter and other Debt Documents, including (subject to the satisfaction or waiver of the conditions precedent thereto) causing the Debt Financing Sources to fund the Financing at or prior to the time the Closing should occur pursuant to Section 2.4, and (3) not permit, without the prior written consent of the Holder Representative, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, the Debt Commitment Letter (including the fee letter referred to in the Debt Commitment Letter) or other Debt Document, including any such amendment, modification or waiver that (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (x) reduce the aggregate amount of the Debt Financing thereunder (including by changing the amount of fees to be paid or original issue discount thereof) below the amount required to consummate the transactions contemplated hereby and satisfy all of the obligations of the Buyer and its Affiliates (including from and after the Closing, the Company and its Subsidiaries) with respect to the Debt Financing Purposes, or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (i) delay or prevent the Closing Date or (ii) adversely impact in any material respect the ability of Buyer or Merger Sub to enforce its rights against any other party to the Debt Commitment Letter or other Debt Document, the ability of Buyer or Merger Sub to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, compliance by Buyer with this Section 8.7shall not relieve Buyer of its obligation to consummate the transactions contemplated by this Agreement, whether or not the Debt Financing or Alternative Financing is available. For the avoidance of doubt, nothing herein shall prevent the Buyer from replacing or amending the Debt Commitment Letter in order to add lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof or as required pursuant to the market flex provisions in the fee letters. Notwithstanding the foregoing, Buyer shall not be obligated to comply with the provisions of this Section 8.7(a) to the extent Buyer has received sufficient net proceeds from one or more public or private issuances of securities completed after the date of this Agreement sufficient to satisfy all of the obligations of the Buyer and its Affiliates (including from and after the Closing, the Company and its Subsidiaries) with respect to the Debt Financing Purposes.

(b)            Buyer and Merger Sub shall jointly and severally indemnify, defend and hold harmless the Company and its Affiliates, and their respective pre-Closing directors, officers, employees and representatives, from and against any and all damages incurred, directly or indirectly, in connection with the Debt Financing, any information provided in connection therewith or any cooperation provided by the Company or its Subsidiaries described in Section 7.6 or otherwise in connection with the Debt Financing. Buyer shall promptly reimburse the Company and its Subsidiaries for all out-of-pocket costs (including reasonable attorneys’ fees and ratings agencies’ fees) incurred by the Company or its Subsidiaries in connection with the cooperation described in Section 7.6 or otherwise in connection with the Debt Financing and, to the extent Buyer does not reimburse the Company or its applicable Subsidiary for any such costs or expenses on or prior to the Closing Date, the Company shall be deemed to have a current asset in the amount of such unreimbursed costs and expenses.

Section 8.8            RWI Policy. Buyer may obtain, and if so obtained, will provide the Company prior to the Closing with a copy of, a representations and warranties insurance policy (the “RWI Policy”), in which case any such RWI Policy will include a customary provision to the effect that the insurer expressly waives, releases and agrees not to pursue, directly or indirectly, any rights, including any rights of or via subrogation, contribution, assignment or otherwise, against Blocker Seller, the Holder Representative, the Pre-Closing Holders, or any of their respective Affiliates, or any of their respective former or current general or limited partners, shareholders, managers, members, directors, officers, employees, agents or representatives (except and only to the extent of damages paid by the insurer under the RWI Policy resulting from Fraud committed by such Person, and in such case only against such Person who has committed such Fraud and not against any other Person), with the foregoing Persons being identified in the RWI Policy as express third party beneficiaries of such provision with the right of enforcement. Any RWI Policy, including the foregoing provision, shall not be in any way amended, modified, supplemented, terminated, waived or otherwise revised in any manner inconsistent with the immediately preceding sentence, and no such amendment, modification, supplementation, termination, waiver or revision shall be effective, without the express written consent of the Holder Representative. Buyer shall bear all costs related to the RWI Policy, including the premium, broker commission, applicable Taxes and any related fees in respect thereof.

ARTICLE IX.
JOINT COVENANTS

Section 9.1            Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, Buyer, Blocker Seller and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Buyer, the Company, or their respective Affiliates are required to obtain in order to consummate the Sale Transaction, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable (but in any event prior to the Termination Date). Notwithstanding the foregoing, in no event shall Blocker and Blocker Seller or the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee (other than the payment of nominal administrative, processing or similar fees or charges) or grant any concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Sale Transaction pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party. Notwithstanding the foregoing, this Section 9.1 does not apply to filings, consents, approvals or actions under or required by any antitrust Law, those being subject to Section 7.3 and Section 8.1.

Section 9.2            Escrow Agreement. Each of the Company, the Holder Representative and Buyer shall execute and deliver to one another, at the Closing, the Escrow Agreement in the form attached hereto as Annex C (the “Escrow Agreement”).

Section 9.3            Further Assurances. Each party hereto agrees that, from time to time after the Closing Date, it will execute and deliver, or cause its Affiliates to execute and deliver, such further instruments, and take (or cause its Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Section 9.4            Taxes.

(a)            With respect to Tax Returns:

(i)                 Buyer covenants that it will prepare and timely file (or cause to be prepared and timely filed) a consolidated U.S. federal income Tax Return with the Blocker for the period starting on the day following the Closing Date and that the acquisition of Membership Interests occurring pursuant to the Merger is intended to be treated, for U.S. federal and other income Tax purposes, as a purchase and sale of partnership interests in the Company, and no party shall take a position contrary to the foregoing unless otherwise required pursuant to a “determination” within the meaning of Section 1313 of the Code.

(ii)              The Holder Representative shall prepare and timely file (or cause to be prepared and timely filed) any and all income Tax Returns of the Company and its Subsidiaries (but for the avoidance of doubt, not of Blocker) that are required to be filed after Closing with respect to any periods that ended on or before the Closing Date (for the avoidance of doubt, excluding Straddle Periods). In connection therewith, the Holder Representative shall deliver such Tax Returns with respect to the Company and its Subsidiaries to the Buyer at least fifteen (15) days prior to the due date for the Tax Return in which they are included. The Holder Representative shall consider in good faith Buyer’s comments to such Tax Return submitted by Holder Representative at least seven (7) days prior to the date of such Tax Return.

(iii)            Buyer shall prepare and timely file (or cause to be prepared and timely filed) any and all other Tax Returns of the Company, its Subsidiaries and Blocker that are required to be filed after Closing; provided, that in the case of any such Tax Return prepared by Buyer that could reasonably be expected to affect the amount of Taxes for which the Pre-Closing Holders (or their direct or indirect owners) or Blocker Seller are responsible (including the Company’s IRS Form 1065 and related Schedule K-1s for the Company’s taxable period that includes but does not end on the Closing Date) or otherwise to affect the amount of Sale Consideration, (i) Buyer shall cause such Tax Return to be prepared in a manner consistent with past practice to the greatest extent permitted by Law, (ii) Buyer shall provide a draft of such Tax Return to the Holder Representative at least thirty (30) days before filing, for the Holder Representative’s review and comment and (iii) Buyer shall not file such Tax Return without the Holder Representative’s prior written consent (whose consent may not be unreasonably withheld, conditioned or delayed).

(b)            For purposes of determining Closing Date Net Working Capital and Pre-Closing Income Taxes, (i) any Taxes, other than property, ad valorem, or similar Taxes, of the Company and its Subsidiaries relating to any Straddle Period shall be allocated between the Pre-Closing Tax Period and the portion of such Straddle Period beginning after the Closing Date by treating the relevant Tax period as if it ended on (and included) the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the Pre-Closing Tax Period and the period beginning after the Closing Date in proportion to the number of days in each period to which such exemption, allowance or deduction is applicable, (ii) any property, ad valorem, or similar Taxes relating to any Straddle Period shall be allocated between the Pre-Closing Tax Period and the portion of such Straddle Period beginning after the Closing Date on a daily basis, with the portion of such Taxes that are attributable to the Pre-Closing Tax Period determined by multiplying the amount of such Taxes by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period and (iii) all Tax deductions or other Tax benefits generated in connection with the Merger and the other transaction contemplated by this Agreement shall be treated as allocable to and deductible in the Pre-Closing Tax Period to the maximum extent permitted by Law. For purposes of the Tax Returns of the Company, the Company shall allocate items for the taxable year that includes the Closing Date among its respective owners based on the “interim closing method” as defined in Treasury Regulations Section 1.706-4(a)(3)(iii) and using the “calendar day convention” pursuant to Treasury Regulations Section 1.706-4(c)(1)(i); provided, that any “extraordinary items” (within the meaning of Treasury Regulations Section 1.706-4(e)(2)) arising on the Closing Date but after the Effective Time shall be consistently reported by the parties in accordance with Treasury Regulations Section 1.706-4(e)(1) (without regard to Treasury Regulations Section 1.706-4(e)(3)).

(c)            After the Closing, Buyer shall provide the Holder Representative with prompt written notice of any Action relating to Taxes or Tax Returns of Blocker, the Company or the Company’s Subsidiaries if such Action relates to income Taxes for a Pre-Closing Tax Period or otherwise could reasonably be expected to affect (other than in a de minimis respect) the amount of Taxes for which the Pre-Closing Holders (or their direct or indirect owners) or Blocker Seller are responsible or to affect the amount of Sale Consideration (a “Seller Tax Proceeding”), then (i) the Holder Representative shall be entitled to control all aspects of such Seller Tax Proceeding, (ii) Buyer shall be entitled to participate in the conduct of such Seller Tax Proceeding and (iii) Buyer shall not (and shall not permit Blocker, the Company or the Company’s Subsidiaries to) take any action with respect to such Seller Tax Proceeding without the Holder Representative’s prior written consent (whose consent may not be unreasonably withhold, conditioned or delayed).

(d)            Within thirty (30) days after the determination of the Adjustment Amount, the Buyer shall prepare and deliver to Holder Representative a schedule allocating the applicable portion of the Sale Consideration (plus the amount of the Company’s and its Subsidiaries’ liabilities, to the extent properly taken into account as additional consideration for U.S. federal income Tax purposes) relating to the Pre-Closing Holders among the assets of the Company and its Subsidiaries (the “Allocation”) in accordance with Section 755 of the Code. Holder Representative may provide any comments on the Allocation within twenty (20) days after the Buyer provides such draft (provided, that if no notice is delivered within such period, the Allocation as proposed by Buyer will be final and binding on the Pre-Closing Holders, Buyer, Blocker, the Company and the Company’s Subsidiaries). Buyer and Holder Representative shall, during the fifteen (15) days following any such delivery of a notice of disagreement, use commercially reasonable efforts to reach agreement on the Allocation. If the Buyer and Holder Representative are unable to agree to the Allocation within such period, the dispute shall be resolved by a globally recognized accounting firm as shall be agreed upon in writing by Buyer and Holder Representative. The Allocation shall be binding upon the Pre-Closing Holders, Buyer, Blocker, the Company and the Company’s Subsidiaries, and they shall report on and file, and cause their Affiliates to report on and file, all Tax Returns in a manner consistent with the Allocation and shall not, and shall cause their Affiliates not to, take any position inconsistent with the Allocation; provided that (i) any party (or its Affiliate) may settle any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation and (ii) no party (or its Affiliate) shall be required to litigate before any Governmental Authority any proposed deficiency or adjustment by any Governmental Authority arising out of the Allocation. Buyer, on the one hand, and the Holder Representative and Pre-Closing Holders, on the other hand, will equally bear the fees and expenses of any such accounting firm. The Allocation shall be modified to reflect any subsequent adjustment to the Sale Consideration, as reasonably determined by Holder Representative.

(e)            Without the consent of the Holder Representative (whose consent may not be unreasonably withheld, conditioned or delayed), Buyer shall not make any Tax election (including under Section 6226 of the Code or a similar provision of state, local or other Tax Law), amend any Tax Return, make any voluntary Tax disclosure or take any other action outside the ordinary course of business, in each case, with respect to Taxes or Tax Returns relating to Blocker, the Company or the Company’s Subsidiaries with respect to any Pre-Closing Tax Period.

(f)             Buyer and the Holder Representative shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and other Tax matters relating to the Company and its Subsidiaries. Such cooperation shall include the retention and (upon the other party’s request) the provision of relevant records to any such audit, litigation or other proceeding or Action and making relevant employees and service providers available to the other party on a reasonable basis; provided, that the party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the party providing such assistance.

(g)            At or prior to Closing, Blocker Seller shall deliver to Buyer a duly completed and executed IRS Form W-9.

(h)            Buyer shall not take any action or cause any action to be taken with respect to the Company or its Subsidiaries after the Closing that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in IRS Notice 2001-16 or IRS Notice 2008-111.

(i)              Any payments made to the Pre-Closing Holders or Blocker Seller in connection with the Additional Sale Consideration (for the avoidance of doubt, excluding amounts paid pursuant to the Participation Plan in accordance with an Additional Participation Payment Notice) shall, to the fullest extent permitted by applicable Law, be treated by all parties hereto as adjustments to the Sale Consideration for Tax purposes, except as otherwise required by applicable Law.

Section 9.5            Notice of Certain Events. During the Pre-Closing Period, each of the parties shall promptly notify each other in writing if the notifying party becomes aware (to the knowledge of the notifying party) of (a) any written notice or other written communication received by such party from any Person alleging that the consent of such Person under a Contract set forth in Schedule 4.12(a) is or may be required in connection with the transactions contemplated by this Agreement; (b) any Action commenced against such party or its Affiliates that challenges or seeks to prevent the consummation of the transactions contemplated by this Agreement; or (c) any fact, change, condition, circumstance or occurrence that would reasonably be expected to result in any of the conditions set forth in Article X becoming incapable of being satisfied. Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 9.5 shall not provide any other party the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement would independently provide such right.

ARTICLE X.
CONDITIONS TO OBLIGATIONS

Section 10.1        Conditions to the Obligations of Buyer, Merger Sub, Blocker Seller and the Company. The obligations of Buyer, Merger Sub, Blocker Seller and the Company to consummate, or cause to be consummated, the Sale Transaction are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)            All filings required under the HSR Act shall have been made and any waiting period thereunder (including any timing agreement with the U.S. Department of Justice or Federal Trade Commission entered into in accordance with the terms hereof) shall have expired or been terminated.

(b)            There shall not be in force any Law or Governmental Order (whether temporary, preliminary or permanent) promulgated or issued by a Governmental Authority of competent jurisdiction after the date of this Agreement making illegal, enjoining or prohibiting the consummation of the Sale Transaction.

Section 10.2        Conditions to the Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to consummate, or cause to be consummated, the Sale Transaction are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Buyer and Merger Sub:

(a)            The representations and warranties of the Company set forth in Section 4.6 (Capitalization of the Company) and Section 4.23(a) (No Material Adverse Effect) and the representations and warranties of Blocker Seller set forth in Section 5.5 (Capitalization, Title to Blocker) shall be true and correct in all but de minimis respects as of the Closing Date as though made at and as of such date, except with respect to such representations and warranties which speak as to a specific date, which such representations and warranties shall be true and correct in all but de minimis respects at and as of such date. The representations and warranties of the Company set forth in Section 4.1(a) (Corporate Organization of the Company), Section 4.2(a) (Subsidiaries), Section 4.3 (Due Authorization), Section 4.7 (Capitalization of Subsidiaries of the Company), Section 4.16 (Brokers’ Fees) and the second sentence of Section 4.24 (Affiliate Matters) and the representations and warranties of Blocker Seller set forth in Section 5.1 (Organization), Section 5.2 (Due Authorization) and Section 5.7 (Brokers’ Fees) shall, (A) to the extent such representations and warranties do not contain any qualifications as to materiality or Material Adverse Effect, be true and correct in all material respects as of the Closing Date, and (B) to the extent such representations and warranties contain any qualifications as to materiality or Material Adverse Effect, be true and correct as written, in each case as if made at and as of such date, except with respect to representations and warranties which speak as to a specific date, which representations and warranties shall be true and correct in all material respects at and as of such date. Each of the other representations and warranties of the Company and Blocker Seller contained in Article IV and Article V, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to a specific date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (in the case of such representations and warranties of Blocker Seller) a material adverse effect on the ability of Blocker Seller to consummate the Blocker Sale.

(b)            Each of the covenants of the Company and Blocker Seller to be performed at or prior to the Closing shall have been performed in all material respects.

(c)            Each of the Company and Blocker Seller shall have delivered to Buyer a certificate signed by an officer of the Company and Blocker Seller, as applicable, each dated as of the Closing Date, certifying to the effect that the conditions specified in Section 10.2(a), Section 10.2(b) and Section 10.2(d) have been fulfilled or satisfied; provided, that such certificate shall clarify that any liability arising under such certificate will be subject to Section 13.16.

(d)            Since the date of this Agreement, there shall not have occurred and be continuing any change, event, development, circumstance, occurrence or effect that, individually or in the aggregate (considered together with any other change, event, development, circumstance or effect) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 10.3        Conditions to the Obligations of the Company and Blocker Seller. The obligations of the Company and Blocker Seller to consummate, or cause to be consummated, the Sale Transaction are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company and Blocker Seller:

(a)            Each of the representations and warranties of Buyer and Merger Sub contained in Article VI, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the date hereof and as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to a specific date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer or Merger Sub.

(b)            Each of the covenants of Buyer and Merger Sub to be performed at or prior to the Closing shall have been performed in all material respects.

(c)            Buyer shall have delivered to the Company a certificate signed by an officer of Buyer, dated as of the Closing Date, certifying to the effect that the conditions specified in Section 10.3(a) and Section 10.3(b) have been fulfilled or satisfied; provided, that such certificate shall clarify that any liability arising under such certificate will be subject to Section 13.16.

Section 10.4        Waiver of Conditions; Frustration of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Effective Time. None of the Company, Blocker Seller, Buyer or Merger Sub may rely, either as a basis for not consummating the Sale Transaction or terminating this Agreement and abandoning the Sale Transaction, on the failure of any condition set forth in Section 10.1, Section 10.2 or Section 10.3, as the case may be, to be satisfied if such party’s breach of any representation, warranty, covenant or agreement of this Agreement shall have been the proximate cause of the failure of such condition.

ARTICLE XI.
TERMINATION/EFFECTIVENESS

Section 11.1        Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing:

(a)            by written consent of the Holder Representative and Buyer;

(b)            by written notice from Buyer to the Company if:

(i)                 there is any breach of any representation, warranty, covenant or agreement on the part of the Company or Blocker Seller set forth in this Agreement, such that the conditions specified in Section 10.2(a) or Section 10.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or Blocker Seller, as applicable, through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company or Blocker Seller of notice from Buyer of such breach, but only as long as the Company or Blocker Seller continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective unless the Terminating Company Breach is not cured within the Company Cure Period;

(ii)              the Closing has not occurred on or before June 20, 2022 (subject to the proviso to this clause (ii) or Section 11.1(c)(ii), as applicable, the “Termination Date”), unless Buyer’s or Merger Sub’s willful breach is the primary reason for the Closing not occurring on or before such date; provided, however, that if the conditions set forth in Section 10.1(a) (or, with respect to matters addressed in Section 10.1(a), Section 10.1(b)) have not been satisfied or waived on or prior to such date, but all other conditions set forth in Article X have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Termination Date may be extended by written notice to Buyer from the Holder Representative to a date not beyond June 20, 2023; or

(iii)            the consummation of any of the transactions contemplated hereby is permanently enjoined, or prohibited by any final, non-appealable Governmental Order issued by a court of competent jurisdiction; or

(c)            by written notice from the Company to Buyer if:

(i)                 (A) there is any breach of any representation, warranty, covenant or agreement on the part of Buyer or Merger Sub set forth in this Agreement, such that the conditions specified in Section 10.3(a) or Section 10.3(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Buyer of notice from the Company of such breach, but only as long as Buyer continues to exercise such reasonable best efforts to cure such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective unless the Terminating Buyer Breach is not cured within the Buyer Cure Period;

(ii)              the Closing has not occurred on or before the Termination Date, unless the Company’s or Blocker Seller’s willful breach is the primary reason for the Closing not occurring on or before such date provided, however, that if the conditions set forth in Section 10.1(a) (or, with respect to matters addressed in Section 10.1(a), Section 10.1(b)) have not been satisfied or waived on or prior to such date, but all other conditions set forth in Article X have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Termination Date may be extended by written notice to the Holder Representative by Buyer to a date not beyond June 20, 2023; or

(iii)            the consummation of any of the transactions contemplated hereby is permanently enjoined, or prohibited by the terms of a final, non-appealable Governmental Order issued by a court of competent jurisdiction.

Section 11.2        Effect of Termination. Except as otherwise set forth in this Section 11.2, in the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or equityholders, other than liability of the Company, Blocker Seller, Buyer or Merger Sub, as the case may be, for any willful breach of this Agreement occurring prior to such termination; provided, however, that, a failure of Buyer or Merger Sub to consummate the Sale Transaction, or take any other action, in breach of this Agreement shall be deemed to be willful whether or not Buyer and Merger Sub had sufficient funds available to consummate the Sale Transaction or take such action. In determining losses or damages recoverable upon termination by a party hereto for the other party’s breach, the parties hereto acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall be determined taking into account the benefit of the bargain lost by such party or, in the case of the Company and Blocker Seller, the holders of Membership Interests and Blocker Interests, which shall be deemed to be damages of such party. The provisions of Section 11.2, Articles XII and XIII, and the Confidentiality Agreement, shall survive any termination of this Agreement.

ARTICLE XII.
HOLDER REPRESENTATIVE

Section 12.1        Designation and Replacement of Holder Representative. The Pre-Closing Holders and Blocker Seller have agreed that it is desirable to designate a representative to act on behalf of Blocker Seller and Pre-Closing Holders for certain limited purposes, as expressly specified herein (the “Holder Representative”) and therefore have designated Platinum Equity Advisors, LLC as the initial Holder Representative, and approval of this Agreement by Blocker Seller and the Pre-Closing Holders shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of both Blocker Seller and the Persons which collectively owned more than fifty percent (50%) of the Membership Interests (other than Blocker Membership Interests) immediately prior to the Effective Time (or, in the case of a termination of this Agreement, as of such termination) (the “Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative. The designation of any Person as the Holder Representative is and shall be coupled with an interest, and, except as set forth in this Article XII, such designation is irrevocable and shall not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of Blocker Seller or the Pre-Closing Holders.

Section 12.2        Authority and Rights of the Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are necessary to carry out the functions expressly assigned to it under this Agreement; provided, however, that the Holder Representative shall have no obligation to act, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (i) estimate and determine the amounts of Holder Representative Expenses and to pay such Holder Representative Expenses in accordance with Section 3.5 and (ii) after the Closing, negotiate and enter into amendments and waivers to this Agreement and the Escrow Agreement for and on behalf of the Pre-Closing Holders and Blocker Seller. All actions taken by the Holder Representative in its capacity thereof under this Agreement shall be binding upon the Pre-Closing Holders, Blocker Seller and their respective successors as if expressly confirmed and ratified in writing by each of them. The Holder Representative shall have no liability to Buyer, the Company, Blocker, Blocker Seller or any Participant, Pre-Closing Holder or other holder of Membership Interests, with respect to actions taken or omitted to be taken in its capacity as the Holder Representative, except in the event of the Holder Representative’s gross negligence or willful misconduct. The Holder Representative shall at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Holder Representative, unless the Holder Representative is holding funds delivered to it under Section 3.5 or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Holder Representative shall be entitled to reimbursement from funds paid to it under Section 3.5, released from the Escrow Funds for the benefit of Pre-Closing Holders and Blocker Seller or otherwise received by it in its capacity as the Holder Representative pursuant to or in connection with this Agreement, for all reasonable out of pocket costs and expenses (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Holder Representative in such capacity, and shall be entitled to indemnification by the Pre-Closing Holders and Blocker Seller (in each case, on a pro rata basis per Membership Interests) against any loss, liability or expenses (including the costs and expenses of investigation and defense of claims) arising out of actions taken or omitted to be taken in its capacity as the Holder Representative (except for those arising out of the Holder Representative’s gross negligence or willful misconduct). In the event that the Holder Representative determines, in its sole and absolute discretion, that the funds paid to the Holder Representative pursuant to Section 3.5 exceed the Holder Representative Expenses, prior to the final release of the Escrow Funds, the Holder Representative shall transfer such excess amount to the Escrow Agent solely for disbursement (or otherwise cause such excess amount to be disbursed) to the Pre-Closing Holders and Blocker Seller as Additional Sale Consideration in a manner consistent with the release of excess Escrow Funds pursuant to Section 3.4; provided, however, that notwithstanding anything to the contrary in this Agreement or the Escrow Agreement, in no event shall such excess amount become part of the Escrow Funds or otherwise become payable to Buyer. In no event shall Buyer or any of its Affiliates be responsible for any Holder Representative Expenses. Buyer shall be entitled to rely exclusively on any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Holder Representative as a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, all the Pre-Closing Holders and the Blocker Seller.

ARTICLE XIII.
MISCELLANEOUS

Section 13.1        Survival. None of the representations and warranties of any party contained in this Agreement (including any certificates to be delivered under ARTICLE X of this Agreement) shall survive the Closing. None of the covenants or obligations of any party to this Agreement required to be performed by such party at or before the Closing shall survive the Closing. The parties acknowledge and agree that if the Closing occurs, no party may bring a cause of action against, and no party will have any liability to, any other party to this Agreement based on or arising out of a breach of the representations and warranties or covenants or obligations to be performed at or prior to the Closing contained herein, except in the case of Fraud. Unless otherwise indicated herein, the covenants and agreements set forth in this Agreement which by their terms are required to be performed after the Closing shall survive the Closing until they have been performed or satisfied or otherwise expire in accordance with their terms.

Section 13.2        Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its members, board of directors or managers, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 13.11) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party sought to be charged with such waiver.

Section 13.3        Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iii) when transmitted by email (if transmitted prior to 6 p.m. (Eastern time), otherwise the next Business Day after such transmission), addressed as follows:

(a)            If to Buyer or Merger Sub, to:

Sonoco Products Company

1 N. Second Street

Hartsville, South Carolina 29550

Attention: John Florence

Email: john.florence@sonoco.com

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Attention:  Damien R. Zoubek

                    Zheng (Jonathan) Zhou

Email:         damien.zoubek@freshfields.com

                   zheng.zhou@freshfields.com

(b)            If to the Company or Blocker Seller, prior to the Closing, to:

Ball Metalpack Holding, LLC

1 Greenwich Office Park

North Building, Floor 2

Greenwich, CT 06831

Attention:       Louis Samson

Email:               LSamson@platinumequity.com

and

Ball Metalpack Holding, LLC

c/o Platinum Equity, LLC

360 North Crescent Drive, South Building

Beverly Hills, California 90210

Attention:       John Holland

Email:               Jholland@platinumequity.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004-1304

Attention:       David I. Brown

Email:              David.Brown@lw.com

and to the Holder Representative.

(c)            If to the Holder Representative, to:

Platinum Equity Advisors, LLC

c/o Platinum Equity, LLC

360 North Crescent Drive, South Building

Beverly Hills, California 90210

Attention:       John Holland

Email:               Jholland@platinumequity.com

and

Platinum Equity Advisors, LLC

1 Greenwich Office Park

North Building, Floor 2

Greenwich, CT 06831

Attention:       Louis Samson

E mail:              LSamson@platinumequity.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004-1304

Attention:       David I. Brown

Email:               David.Brown@lw.com

or to such other address or addresses as the parties may from time to time designate in writing.

Section 13.4        Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, that Buyer may assign this Agreement to any of its Affiliates or collaterally assign this Agreement to any of the Debt Financing Sources, provided, further that no such assignment shall (i) relieve Buyer of any of its obligations hereunder or (ii) result in any withholding or other Taxes, costs or expenses for which the Company or its Subsidiaries or any Pre-Closing Holder or Blocker Seller (or any of their respective direct or indirect owners) would be responsible. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 13.5        Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) in the event the Closing occurs, the Indemnified Persons and Other Indemnitors (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.2, (ii) from and after the Effective Time, each of Blocker Seller and the Pre-Closing Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, those provisions relating to the payment of Closing Sale Consideration and Additional Sale Consideration to such Blocker Seller or Pre-Closing Holder under Articles II and III, (iii) the Buyer Releasees and Blocker Seller Releasees are intended third-party beneficiaries of, and may enforce, Section 8.8, Section 13.16 and Section 13.17, (iv) Prior Company Counsel and the Designated Persons shall be intended third party beneficiaries of, and may enforce, Section 13.18, (v) the pre-Closing directors, officers, employees and representatives of the Company and its Affiliates (and their successors, heirs and representatives) shall be intended third party beneficiaries of, and may enforce, Section 8.7(b), and (vi) the Debt Financing Sources shall be intended third-party beneficiaries of, and may enforce, Section 13.4, this Section 13.5, Section 13.7, Section 13.14 and Section 13.16 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of such Sections) and, notwithstanding anything in this Agreement to the contrary, such provisions may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to any of the Debt Financing Sources without prior written consent of the applicable Debt Financing Sources that have committed to provide or arrange the Debt Financing and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto.

Section 13.6        Expenses. Each party hereto, other than the Holder Representative (whose expenses shall be paid out of funds paid to the Holder Representative under Section 3.5), shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that the fees and expenses of the Auditor, if any, shall be paid in accordance with Section 3.4; provided, further, that notwithstanding the foregoing, (a) Buyer, on the one hand, and Blocker Seller and Pre-Closing Holders, on the other hand, shall each be responsible for and timely pay fifty percent (50%) of all transfer, stamp, documentary, sales, use, conveyance, indirect transfer, registration, value-added and other similar Taxes, fees and charges, together with any interest, penalties or additions to such Taxes (collectively, “Transfer Taxes”), arising as a result of the Sale Transaction or the other transactions contemplated hereby (it being understood that the Blocker Seller’s and Pre-Closing Holders’ share of such Transfer Taxes shall be a Company Transaction Expense) and (b) Buyer shall pay all fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement in accordance with Section 8.1(f); provided, further, that, in the event that the transactions contemplated hereby are not consummated, (i) the Company shall reimburse the Holder Representative for all out of pocket costs and expenses incurred by the Holder Representative in connection with the transactions contemplated hereby, and (ii) Buyer shall pay all fees and expenses in connection with any of its financing arrangements, regardless of whether such fees and expenses were to be incurred by Blocker, Blocker Seller, the Company or any of its Subsidiaries. Buyer will file and (in each case) properly prepare (in accordance with applicable Law) all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by applicable Law and requested by the Buyer, the Holder Representative will join in the execution of any such Tax Returns and other documentation so long as any such Tax Returns and other documents are provided to the Holder Representative for review and comment at least twenty (20) Business Days prior to the filing thereof and Buyer makes all reasonable revisions requested by the Holder Representative in respect thereof prior to the filing. Buyer and Company shall use commercially reasonable efforts to claim any available exemption from such Transfer Taxes and to cooperate with each other to obtain such exemption.

Section 13.7        Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided, however, that in any Action brought against any of the Debt Financing Sources in accordance with Section 13.14(c), the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 13.8        Captions; Counterparts; Electronic Signatures. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures, signatures received as a pdf attachment to electronic mail and other electronic signatures, including through the use of “docusign,” shall be treated as original signatures for all purposes of this Agreement and each Ancillary Agreement.

Section 13.9        Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or subsection of this Agreement shall be deemed to be a disclosure with respect to all other sections or subsections of this Agreement to which the relevance of such disclosure is reasonably apparent from the face of such disclosure. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 13.10    Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement), the Ancillary Agreements and that certain Confidentiality Agreement, dated as of October 21, 2021, by and between Buyer and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement, the Ancillary Agreements and the Confidentiality Agreement.

Section 13.11    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the equityholders of Blocker and the Company shall not restrict the ability of the board of directors of the Company to terminate this Agreement in accordance with Section 11.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 13.11 to the extent permitted by Law.

Section 13.12    Publicity. The Company, Blocker Seller, Buyer and Merger Sub agree that, during the Pre-Closing Period, except as required by applicable Law or stock exchange rules or regulations, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any party without the prior consent of the other parties, provided, that (i) in the case that applicable Laws or stock exchange rules or regulations require such disclosure, the affected party shall give the other parties a reasonable opportunity to review such disclosure in advance and consider in good faith the comments of such other parties and incorporate reasonable comments thereon of such other parties (and in such event, any party may then make public announcements that are consistent in all material respects with such previously made disclosure), (ii) Blocker Seller and the Company may disclose such terms and the existence of this Agreement and the transactions contemplated hereby (and may provide a copy of this Agreement) to its equityholders and the Participants and (iii) the Holder Representative and its Affiliates may disclose such terms and the existence of this Agreement and the transactions contemplated hereby to its Affiliates in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated hereby to their respective actual and prospective limited partners and investors in connection with their fundraising and reporting activities. Notwithstanding the foregoing, Buyer and the Holder Representative shall cooperate to prepare a joint press release to be issued following the parties’ execution of this Agreement.

Section 13.13    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 13.14    Jurisdiction; Waiver of Jury Trial.

(a)            Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, then any federal court of the United States of America sitting in the State of Delaware), and, in each case, appellate courts therefrom, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 13.14(a).

(b)            Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement or the transactions contemplated hereby (including any Action against the Debt Financing Sources). Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 13.14(b).

(c)            Each party hereto agrees that it will not bring any Action, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if, under applicable law, exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 13.14(a) mutatis mutandis but with respect to the courts specified in this Section 13.14(c).

Section 13.15    Enforcement. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. The remedies available to the Company pursuant to this Section 13.15 shall be in addition to any other remedy to which it is entitled at law or in equity.

Section 13.16    Non-Recourse. Except to the extent otherwise set forth in the Confidentiality Agreement or any Ancillary Agreement, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to in any manner this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby (including any representation or warranty made in, in connection with, or as an inducement to this Agreement) may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.

Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), except as set forth in the Confidentiality Agreement or any Ancillary Agreement, no past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, Debt Financing Source or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Blocker, Blocker Seller, the Company, Buyer or Merger Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby (including any representation or warranty made in, in connection with, or as an inducement to this Agreement). Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit the liability of any Person for Fraud, provided that such Person committed such Fraud.

None of the Debt Financing Sources will have any liability to the Company or its Affiliates relating to or arising out of this Agreement or the Debt Financing, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder.

Section 13.17    Waiver and Release.

(a)            Effective as of the Closing, each of Buyer and the Surviving Company, for itself and each of its Affiliates (including Blocker and the Surviving Company’s Subsidiaries) and its and their respective former, current and future directors, officers, employees, general and limited partners, managers, members, direct and indirect equityholders, controlling persons, Affiliates, attorneys, assignees, agents, advisors, and representatives, and representatives and Affiliates of any of the foregoing, and any former, current or future estates, heirs, executors, administrators, trustees, successors and assigns of any of the foregoing (each, a “Buyer Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes, to the fullest extent permitted by applicable Law, all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any Buyer Releasor has, may have, or might have or may assert now or in the future, against Blocker Seller or any of Blocker Seller’s Affiliates, the Company’s Affiliates or any of their respective former, current or future directors, officers, employees, general or limited partners, managers, members, direct or indirect equityholders, controlling persons, affiliates, attorneys, assignees, agents, advisors, or representatives, or representatives or Affiliates of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (each, a “Buyer Releasee”) arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing to the extent relating to Blocker, the Company or any of its Subsidiaries, the ownership of Membership Interests or the Blocker Interests, the business or the operation, management, use or control of the businesses of Blocker, the Company or its Subsidiaries or this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated by this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement) or the other agreements delivered or required to be delivered pursuant hereto; provided, however, that nothing contained in this Section 13.17(a) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of (i) any Person under this Agreement, the Confidentiality Agreement or any Ancillary Agreement, (ii) any Person with respect to any claim for Fraud, (iii) any employee of the Company or any of its Subsidiaries in his or her capacity as such or (iv) any Buyer Releasee in respect of any commercial agreement with the Company or any of its Subsidiaries that is unrelated to the transactions contemplated hereby, including for the avoidance of doubt (x) the Membership Interest Purchase Agreement, dated as of June 21, 2018, by and among Ball Packaging, LLC, Blocker Intermediary 2, Ball Corporation and the Company and each other agreement, certificate or document referred to therein or executed in connection therewith (collectively, the “2018 Membership Interest Purchase Agreement”), (y) the License Agreement, dated as of July 31, 2018, by and between Ball Corporation and the Company (the “Ball License Agreement”) and (z) the Contract Manufacturing Agreement, dated July 31, 2018, by and between Ball Metal Beverage Container Corp. and the Company (the “Contract Manufacturing Agreement”). Buyer shall, and shall cause Blocker, the Surviving Company and its Subsidiaries to, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding of any kind against a Buyer Releasee based upon any matter released pursuant to this Section 13.17(a). Each Buyer Releasee to whom this Section 13.17(a) applies shall be a third party beneficiary of this Section 13.17(a).

(b)            Effective as of the Closing, Blocker Seller, for itself and each of its Affiliates and its and their respective former, current and future directors, officers, employees, general and limited partners, managers, members, direct and indirect equityholders, controlling persons, Affiliates, attorneys, assignees, agents, advisors, and representatives, and representatives and Affiliates of any of the foregoing, and any former, current or future estates, heirs, executors, administrators, trustees, successors and assigns of any of the foregoing (each, a “Blocker Seller Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes, to the fullest extent permitted by applicable Law, all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any Blocker Seller Releasor has, may have, or might have or may assert now or in the future, against the Surviving Company, the Surviving Company’s Affiliates or any of their respective former, current or future directors, officers, employees, general or limited partners, managers, members, direct or indirect equityholders, controlling persons, affiliates, attorneys, assignees, agents, advisors, or representatives, or representatives or Affiliates of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (each, a “Blocker Seller Releasee”) arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing to the extent relating to Blocker, the Company or any of its Subsidiaries, the ownership of Membership Interests or the Blocker Interests, the business or the operation, management, use or control of the businesses of Blocker, the Company or its Subsidiaries or this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated by this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement) or the other agreements delivered or required to be delivered pursuant hereto; provided, however, that nothing contained in this Section 13.17(b) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of (i) any Person under this Agreement, the Confidentiality Agreement or any Ancillary Agreement, (ii) any Person with respect to any claim for Fraud, (iii) any Blocker Seller Releasee in respect of any commercial agreement with the Company or any of its Subsidiaries that is unrelated to the transactions contemplated hereby, including for the avoidance of doubt (x) the 2018 Membership Interest Purchase Agreement, (y) the Ball License Agreement and (z) the Contract Manufacturing Agreement, (iv) any Person that was a director or officer or other Indemnified Person prior to Closing for claims with respect to indemnification or advancement under organizational documents of the Company or its Affiliates or the D&O Tail Policy, (v) any portfolio company directly or indirectly owned by any investment funds advised or managed by Blocker Seller or its Affiliates or (vi) any representatives of any such portfolio company in such capacity. Blocker Seller shall refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding of any kind against a Blocker Seller Releasee based upon any matter released pursuant to this Section 13.17(b). Each Blocker Seller Releasee to whom this Section 13.17(b) applies shall be a third party beneficiary of this Section 13.17(b).

Section 13.18    Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a)            Conflicts of Interest. Buyer acknowledges that Latham & Watkins LLP (“Prior Company Counsel”) has, on or prior to the Closing Date, represented one or more of the Holder Representative, one or more Pre-Closing Holders, Blocker, Blocker Seller, the Company, and its Subsidiaries and other Affiliates, and their respective officers, employees and directors (each such Person, other than Blocker, the Company and its Subsidiaries, a “Designated Person”) in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement or any other agreements or transactions contemplated hereby (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (y) in which Buyer or any of its Affiliates (including Blocker, the Surviving Company and its Subsidiaries), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matters”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Accordingly, each of Buyer and the Company hereby, to the extent permitted under applicable Law or professional rules, (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by one or more Prior Company Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representations”), and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in such Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Buyer or any of its Affiliates (including Blocker, the Surviving Company and its Subsidiaries), and even though Prior Company Counsel may have represented Blocker, the Company or its Subsidiaries in a matter substantially related to such dispute. Without limiting the foregoing, each of Buyer and the Company (on behalf of itself and its Affiliates), to the extent permitted under applicable Law or professional rules, consents to the disclosure by Prior Company Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information learned by Prior Company Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege of Blocker, the Company or any of its Subsidiaries and/or Prior Company Counsel’s duty of confidentiality as to the Company or any of its Subsidiaries and whether or not such disclosure is made before or after the Closing.

(b)            Attorney-Client Privilege. Each of Buyer and the Company (on behalf of itself and its Affiliates), solely in connection with any Post-Closing Representation (including in connection with a dispute between any Designated Person and one or more of Buyer, Blocker, the Surviving Company and their respective Affiliates), waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or Blocker, the Company or any of its Subsidiaries (collectively, the “Pre-Closing Designated Persons”), on the other hand, or any advice given to any Pre-Closing Designated Person by any Prior Company Counsel, in each case occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”), it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privilege shall be retained by the Holder Representative, and shall not pass to or be claimed or used by Buyer, Blocker or the Surviving Company, except as provided in the last sentence of this Section 13.18(b). Furthermore, each of Buyer and the Company (on behalf of itself and its Affiliates) acknowledges and agrees that any advice given to or communication with any of the Designated Persons during one or more Existing Representations shall not be subject to any joint privilege (whether or not Blocker, the Company or one more of its Subsidiaries also received such advice or communication) and shall be owned solely by such Designated Persons, solely in connection with any Post-Closing Representation. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, Blocker or the Surviving Company or any of its Subsidiaries, on the one hand, and a third party other than a Designated Person, on the other hand, Blocker and the Surviving Company shall (and shall cause its Affiliates to) assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of Privileged Materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of the Holder Representative.

(c)            Miscellaneous. Buyer hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates and the Company) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 13.18 shall be irrevocable, and no term of this Section 13.18 may be amended, waived or modified, without the prior written consent of the Holder Representative and its Affiliates and Prior Company Counsel affected thereby.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SONOCO PRODUCTS COMPANY

By:	/s/ John Florence
Name: John Florence
Title: Vice President, Human Resources, General Counsel and Secretary

MAGNET MERGER SUB LLC

By:	/s/ Howard Coker
Name: R. Howard Coker
Title: President

BALL METALPACK HOLDING, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PE SPRAY HOLDINGS, L.P.

By: Platinum Equity Partners IV, L.P., its general partner

By: Platinum Equity Partners IV, LLC, its general partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

[Signature Page to Equity Purchase Agreement and Agreement and Plan of Merger]

PLATINUM EQUITY ADVISORS, LLC, solely in its capacity as the initial Holder Representative hereunder

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Executive Vice President, Chief Financial Officer and Treasurer

[Signature Page to Equity Purchase Agreement and Agreement and Plan of Merger]